

WHAT'S NEXT

EMERSON


PROCESSED
DEC 2 7 2005
THOMSON
FINANCIAL

2005 ANNUAL REPORT

Emerson's disciplined management process and commitment to making the most effective use of capital create the opportunity to grow earnings both organically and through strategic acquisition. Combined with a 49-year history of steadily growing dividends, Emerson delivers exceptional total return to shareholders.

Earnings and Dividends Per Common Share

- *Earnings per share (EPS): 10 percent compound annual growth rate*
- *Dividends: 11 percent compound annual growth rate*
- *EPS excluding the $63 million tax expense ($0.15 per share) for repatriation under the American Jobs Creation Act*



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**2002 earnings per share is before the $2.23 per share charge from the cumulative effect of a change in accounting principle.*

"A legacy of performance..."

Dear Shareholders, Emerson had an outstanding year in 2005, as we delivered the second consecutive year of double-digit growth in sales and earnings per share. Sales were a record $17.3 billion, up 11 percent from $15.6 billion in 2004. The growth was led by strength in the industrial and technology markets we serve and was also the result of Emerson's continued focus on eight key growth initiatives, which as a group increased by 15 percent in 2005. Earnings per share increased 19 percent to $3.55 for 2005, excluding the tax impact of repatriating foreign earnings under the American Jobs Creation Act (AJCA). Reported earnings per share were $3.40, a 14 percent increase from the $2.98 per share in 2004.

Emerson's cash flow performance in 2005 demonstrates the company's strong commitment to capital efficiency as a means of creating value for shareholders. Operating cash flow was $2.2 billion in 2005, a slight decrease compared with last year's record cash flow. Free cash flow (operating cash flow less capital expenditures) in 2005 was $1.7 billion, an 8 percent decrease from 2004 as we made strategic capital investments throughout the company. Free cash flow was higher than net income for the fifth consecutive year, a testament to Emerson's continued high quality of earnings and efficient working capital management. Return on total capital excluding the AJCA impact increased to 16.1% (15.5% including the impact of AJCA) from 14.2% in 2004, the fourth consecutive annual improvement.

Emerson's commitment to generating returns for shareholders continues with 2005 marking the 49th consecutive year of increased dividends. Dividends in 2005 were $1.66 per share, and in November 2005 the board of directors increased the dividend to an annualized rate of $1.78 per share. Additionally, strong

Five-Year Performance

ears ended September 30

ollars in millions except per share amounts)

	[illegible]	2005	Year CAGR
ales	$15,351	**$17,305**	2.4%
arnings Per Share	$ 3.30	**$ 3.40**	0.6%
arnings Per Share excluding repatriation*	$ 3.30	**$ 3.55***	1.5%
Dividends Per Share	$ 1.43	**$ 1.66**	3.0%
perating Cash Flow	$ 1,840	**$ 2,187**	3.5%
eturn on Total Capital	16.1%	**15.5%**	
eturn on Equity	22.6%	**19.4%**	

005 earnings per share excluding the $0.15 per share tax expense for repatriation under the merican Jobs Creation Act.





RIDGID

ndustrial Automation

mproving manufacturing productivity with mechanical, lectrical, and electronic motion ontrol products, fluid automation, lectrical distribution, and aterial-joining equipment.

Appliance and Tools

Organizing homes and businesses with storage solutions and delivering innovative appliance and professional tool technologies.



EMERSON

One-Year Performance

Years ended September 30
(Dollars in millions except per share amounts)

	2004	2005	Percent Change
Sales	$15,615	$17,305	10.8%
Earnings Per Share	$ 2.98	$ 3.40	14.1%
Earnings Per Share excluding repatriation*	$ 2.98	$ 3.55	19.1%
Dividends Per Share	$ 1.60	$ 1.66	3.8%
Operating Cash Flow	$ 2,216	$ 2,187	(1.3%)
Return on Total Capital	14.2%	15.5%	
Return on Equity	18.4%	19.4%	

**2005 earnings per share excluding the $0.15 per share tax expense for repatriation under the American Jobs Creation Act.*

A reconciliation of non-GAAP measures contained in this report can be found on page 56.







Process Management

Helping the process industry better manage through intelligent control systems and software, measurement instruments, valves, and industry expertise.

Climate Technologies

Assuring comfort, energy efficiency, and safety for consumers and retailers with heating, air conditioning, and refrigeration solutions.

Network Power

Providing reliable power with mission-critical backup systems, embedded power technology, and cooling equipment for data centers and telecommunications networks.

"What's next

"The world today faces several fundamental challenges that impact every individual and every business. Emerson has long monitored these challenges and opportunities, and we stand prepared to help the world meet them."

David N. Farr
Chairman, Chief Executive Officer, and President

cash flow allowed us to return significant cash to shareholders in the form of share repurchases. Emerson repurchased approximately 10 million shares during 2005, which means that between dividend payments and share repurchases, Emerson returned more than 62 percent of 2005 operating cash flow to shareholders. This slightly exceeded the stated target of returning 50 to 60 percent of operating cash flow to shareholders.

The company's strong cash position also allows us to make strategic acquisitions that strengthen existing businesses and generate long-term returns for shareholders. Process Management and Industrial Automation purchased companies that bring complementary product offerings and expand Emerson's offering of key technologies to the industrial marketplace. Network Power acquired businesses that serve the telecom and data center markets, and an acquisition in the consumer storage business continues the drive to build a billion dollar storage business. In total these acquisitions are expected to add approximately $500 million of revenue to Emerson in 2006.

Investment in leading technologies remains one of Emerson's top priorities — it allows us to create best-in-class products and solutions to meet customers' toughest challenges, anywhere in the world. Emerson's engineering and development investment in 2005 was $634 million, which includes customer solution engineering. This investment encompasses a global approach that has allowed us to increase engineering and development headcount by 20 percent since 2003 while the associated costs as a percent of sales have been held flat. This approach continues to increase innovative capacity, evidenced by the 31 percent of 2005 sales that were generated by new products.



We continue to believe that making the appropriate technology investments helps form the foundation for above-average growth in the markets we serve while also leading to enhanced profitability.

With regard to compliance, Emerson has always had a disciplined approach to corporate governance, and the ability to readily meet Sarbanes-Oxley Section 404 compliance requirements is a testament to the controls and processes we've had in place for years. We also have a strong commitment to business ethics, which includes regular global communication to all employees regarding the importance of always conducting business in a legal and responsible manner.

The results posted in 2005 prove that Emerson's management strategies continue to work. We are proud of what was accomplished this year, but we also know that for long-term success we have to be focused on the future. Interestingly, the long-standing Emerson management process that helps drive daily performance is the same process that gives us vision into ***what's next***.

In today's world, four global trends have emerged as key issues that confront companies and individuals every day. Emerson is well-positioned to play a critical role and grow the company as these trends continue to shape our world. We conduct ***business without borders***, deliver ***energy efficiency***, tap the opportunities of the ***communications revolution***, and help customers provide ***resources for the world***.

The following pages reveal more about the global Emerson and introduce you to a few of the company's more than 115,000 dedicated employees – a team of talented people that is making ***what's next*** happen around the world.

"Business without borders..."

The global economy is evolving at a rapid pace. As trade and investment across borders continue, we see an increased interdependence of countries and the creation of one global marketplace. Advances in transportation and telecommunication have allowed for much closer contact between different parts of the world than was ever expected 20 or 30 years ago. And with constant and real-time access to financial markets, business never sleeps, anywhere.

Developing countries are a big part of the shift as well, growing at more than double the rate of established countries. And as economies and individuals in these developing nations progress, large opportunities and challenges are created.

This means that successful companies must be working and partnering across borders like never before, designing products in one country, manufacturing in another, and selling and servicing the finished product in yet another. Managing global supply chain and logistics issues is a crucial element of success, and intense engagement in emerging markets becomes a key strategy in helping to grow the business.

Emerson's businesses and operational strategies have capitalized on these global economic trends. For example, we are able to help meet consumer demand for air conditioning, plastics, telecommunications, and gasoline production in Asia, Latin America, and Eastern Europe. In the story opposite this page, you see how we support infrastructure investments in these regions by equipping electric power generation facilities with the latest innovation and technology.

Emerson grows its leadership position in global markets by establishing strong manufacturing, engineering, sales, and service positions to meet the needs of customers in these areas. With the expertise and local knowledge of our engineering centers of excellence, we're creating global technologies for local applications and working closely with customers and governments to help lead economic advancement and development, without borders.

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"The global demands of customers require that we deliver the best possible solution, whatever the project is and wherever it resides. For the Coyhaique project, we identified the best people and resources available and then united them for the customer."

Claude Henry
Emerson Industrial Automation



ORLEANS
MONTARGIS
PITHIVIERS
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CHARLES PEGUY
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A hydroelectric power station in Coyhaique, Chile was constructed with Emerson equipment using resources from three continents, implemented locally, and supervised by a Costa Rican company.

DETAILS

"Energy efficiency..."

As emerging economies develop, the strain on the world's energy resources increases. Experts predict, in fact, that demand for energy will be 50 percent higher in 2030 than it is today. We all share basic social and business responsibility to be respectful of limited energy and to be attentive to the environment we live in.

It should be our goal to extract the most value from available energy resources, in the most efficient and cost-effective way. Consumers recognize this by basing purchasing decisions on efficiency ratings, and governments are dictating minimum requirements for energy efficiency in appliances such as air conditioners. In the United States, for example, energy efficiency standards for residential air-conditioning units will require a 30 percent improvement starting in January 2006. Other governments, such as in China, are seeing the societal and economic benefits of improved efficiency and are beginning to drive their own changes. These kinds of efficiency solutions can have a dramatic impact — these and other initiatives around the world have in the past four years alone saved enough energy to supply the annual electrical needs of 1.5 million households, but even more needs to be done.

Innovative thinking and new technologies are required to meet these and other energy-efficiency opportunities, and as the adjacent story shows, Emerson plays a leading role. For example, the Copeland Scroll™ compressor produced by Emerson Climate Technologies has played a key part in creating more efficient commercial and residential air-conditioning systems. From this unique compression technology to the Emerson motors used inside the compressor, this program has been a true winner for Emerson and the industry. Additionally, Emerson Climate Technologies has developed the Intelligent Store™ architecture, which gathers critical HVAC, refrigeration, and lighting system data for better management of energy and maintenance costs in retail stores. Emerson's monitoring center, advanced electronic controls, and other devices enable this capability.

In other areas, Emerson Motor Technologies and Emerson Industrial Automation are creating more energy-efficient motors and drives, including advanced drive systems that reduce dependence on fossil fuels and increase overall energy efficiency.

In these and other ways, Emerson helps global customers conserve energy, as well as significantly reduce capital, engineering, and operation costs.




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“With the new 2006 U.S. air-conditioning efficiency standards, 95 percent of all OEM equipment is being redesigned. We are focused on working closely with the industry, developing superior products and strategies that support this dramatic change by providing benefits throughout the marketplace.”

Scott Barbour
Emerson Climate Technologies







DETAILS

In 2005 Emerson launched an improved generation of our industry-leading air-conditioning compressor technology, the Copeland Scroll™ compressor. We provided yet another solution that benefits both Emerson and our customers as governments require higher efficiency standards.

"Communications revolution..."

Today's businesses need more real-time information, faster than ever before. The revolution of technology that we've seen in just the past decade continues today as consumers and businesses alike demand more communications bandwidth and drive the convergence of voice, video, and data into single streams of information. As technologies such as copper wire have given way to fiber optics and Wi-Fi, power requirements today are becoming less centralized.

At the same time, another revolution is occurring in other world areas. It is estimated, for example, that half of the world's population has never made a telephone call and that the next billion users of mobile phones will be subscribed by 2010. This is driving hundreds of billions of dollars of investments in telecommunications infrastructure all over the world. But in order to secure even the most basic means of communication, they must first establish local sources of reliable power.

The need for more communications bandwidth and secure power in remote locations requires more power and in smaller packages. This, in turn, drives demand for embedded power and precision cooling systems, and Emerson is positioned to take advantage of these trends. Emerson Network Power, as in the example on the following page, provides mission-critical power and cooling technology that ensure continuity and high availability for data and operational applications in telecommunications, data centers, and other businesses.

In addition to supporting the infrastructure of the communications revolution, Emerson is also a participant. Emerson Process Management is pioneering a wireless environment for process control applications, a technology that could dramatically save businesses cabling and installation costs while enhancing productivity in chemical, petroleum, food and beverage, and pulp and paper processing plants.





"Secure, reliable data is on everyone's mind today, and our job is to provide businesses with an uninterrupted power supply, whatever the application. By keeping mission-critical systems up and running all the time, we're helping to ensure business-critical continuity around the world."

Bob Bauer
Emerson Network Power





When a top-ranked supercomputing facility needed a unique cooling system for its sensitive electronics, Emerson developed a precision cooling solution that would control the heat and protect against unplanned shutdowns and data loss.

DETAILS

"Resources for the world..."

We are continually reminded that the world's resources are finite and in some cases scarce. To meet the projected oil and gas demand in 2015, the industry will have to increase production by the energy equivalent of about 100 million barrels of oil a day, which is equal to about 80 percent of today's production levels. As populations grow and shift, new and more efficient supplies of vital energy resources must be developed to support continued commercial development and meet ever-increasing demand.

Where resources are limited, companies are seeking new ways to extract more value from the available resources. Several Emerson businesses, for example, are protecting assets and optimizing productivity in refining and the production of oil and gas. And the increasing demand for reliable electric power around the world is driving the need for additional power-generating capacity on a global basis. Emerson is there to support these customers, anywhere in the world, as they upgrade existing facilities or construct new ones.

Emerson Process Management plays a critical role in the mining of nickel and cobalt in Western Australia. Emerson solutions like PlantWeb® architecture are at the core of an innovative digital communications approach that uses "smart" instruments to optimize the performance of the largest mineral-processing installation of its kind.

The rising demand for oil and gas has also accelerated the pace of both traditional and new methods of extracting usable oil. One example, highlighted on the next pages, is the Canadian oil sands, once considered only a difficult alternative choice to conventional development. Canada's oil sands contain the second-largest known deposits of oil in the world, so finding the resource was relatively simple. Extracting oil from the deposit in a cost-effective way, however, has been the challenge. Leveraging Emerson's unique leadership role and expertise, we are now helping to solve this challenge. With innovative process industry technologies, we are meeting the new demand for these and other resources for the world.



"To provide resources for our lives and livelihoods, we are helping to tap strategic energy sources like the Canadian oil sands. Emerson equipment allows customers to operate more efficiently than ever before in these and other energy-producing applications."

Dave Hunter
Emerson Process Management







DETAILS

Emerson Process Management is using the latest digital plant technology to help extract valuable oil from a complex mixture of bitumen, sand, water, and clay – known as oil sands – in Alberta, Canada.

"Meeting the world's needs..."

Office of the Chief Executive: *Walter J. Galvin, Senior Executive Vice President and Chief Financial Officer; Charles A. Peters, Senior Executive Vice President; Edward L. Monser, Chief Operating Officer*

As these global trends emerged, some businesses may have been taken by surprise. Emerson is not surprised by these trends because we anticipated them. In fact, we view these trends as opportunities, and capitalizing on them will allow us to strengthen our global market positions as we move forward.

Emerson follows a rigorous planning cycle with a process that forces clarity and understanding from the plant floor to the boardroom. A key part of that planning process is an annual strategic review of Emerson's capabilities and how they match with trends emerging in the markets we serve. Doing this in a consistent and disciplined manner over a long period of time allows us to identify emerging trends and be ready for them. By proactively managing our portfolio of businesses and by working with these unique businesses to set the right priorities and investments, Emerson is in a position to win.

The four key trends we have discussed here figure prominently in today's world. ***Energy efficiency*** is a way of life. The ***communications revolution*** continues today as digital, instant communication in all forms becomes indispensable when conducting business. Recent events prove that the ***resources for the world*** are limited, and demand for those resources grows. And while it's a big planet, the world continues to get smaller as companies engage in ***business without borders***.

To fulfill Emerson's role as a member of the global community, we direct technology investments to deliver on the promise of these trends, applying knowledge and experience for the benefit of our customers, and their customers, as we grow Emerson's businesses.

Whether we're maximizing uptime at an oil refinery or ensuring a constant flow of electric power, Emerson teams and technology keep the world's business in



business. We will continue to identify the trends that will shape the future, so we are always prepared for ***what's next*** — in 2006 and beyond.

Global teamwork will continue to be critical to the company's success. From the front lines of sales to the manufacturing facilities and to the boardroom, Emerson people exemplify quality, skill, dedication, and leadership. We would not be where we are today if we didn't have the very best people working here.

A great example is Jim Berges, a visionary leader and a tireless emissary for the company for nearly 30 years, who recently retired as president of Emerson, business leader over Emerson Network Power, and board member. We are grateful for Jim's contributions, which are highlighted on page 54.

We also thank the shareholders and board of directors for their support and commitment to making Emerson financially stronger and more global.

David N. Farr
Chairman, Chief Executive Officer, and President

Walter J. Galvin
Senior Executive Vice President and Chief Financial Officer

Charles A. Peters
Senior Executive Vice President

Edward L. Monser
Chief Operating Officer

"Serving communities..."

Emerson and our employees believe that it is vitally important to give back to the communities where we live and work. Emerson contributes both money and time to institutions and organizations that serve people all over the world, helping to enhance the quality of life for everyone in the global community. We also meet immediate needs as they appear, such as contributions to recent hurricane, tsunami, and earthquake relief efforts.

Whatever the need, Emerson focuses its philanthropic efforts in five primary areas:

Education is the path by which we are creating the leaders and business managers for a changing world, and Emerson strongly supports learning at all levels — all over the world. From key elementary and secondary initiatives to support for and partnerships with numerous colleges, universities, and scholarships.

Health and Human Services are fundamental to improving our way of life, and Emerson support ranges from international health organizations to research, hospitals, care centers, and hospices around the world. We contribute to organizations caring for everyone from children to seniors, with assistance that ranges from domestic abuse shelters to employment and job-training to organizations that treat a wide range of disorders.

Arts and Culture support includes contributions to dance, music, and theater groups, as well as educational television, public radio, and numerous libraries, museums, and science centers. ***Civic*** activities include support of many local police, fire, and rescue squads; housing assistance organizations; local conservation groups; and parks and zoos around the world. We also support a wide range of ***Youth*** organizations that provide mentors, advocates, and skills development for young people, as well as programs that help prevent child abuse and that care for terminally ill children.



Emerson's community support is broad-based and far-reaching. Contributions range from the Special Olympics World Games, coming to China in 2007, to music scholarships at Michigan's Interlochen Arts Camp, benefiting youth across the United States.

Financial Review

REPORT OF MANAGEMENT

The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2005, have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company's disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting control. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. The design of this system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

The Audit Committee of the Board of Directors, which is composed solely of independent Directors, is responsible for overseeing the Company's financial reporting process. The Audit Committee meets with management and the internal auditors periodically to review the work of each and to monitor the discharge by each of its responsibilities. The Audit Committee also meets periodically with the independent auditors who have free access to the Audit Committee and the Board of Directors to discuss the quality and acceptability of the Company's financial reporting, internal controls, as well as non-audit-related services.

The independent auditors are engaged to express an opinion on the Company's consolidated financial statements and on the Company's internal control over financial reporting. Their opinions are based on procedures which they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors and that the Company's internal controls are effective.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2005.

The Company's independent auditor, KPMG LLP, a registered public accounting firm, has issued an audit report on management's assessment of internal control over financial reporting.

David N. Farr
Chairman of the Board,
Chief Executive Officer, and
President

Walter J. Galvin
Senior Executive Vice President
and Chief Financial Officer

OVERVIEW

Emerson achieved record sales and earnings per share in the fiscal year ended September 30, 2005. The Process Management, Industrial Automation and Network Power businesses drove gains in a favorable economic environment, as gross fixed investment expanded moderately during 2005. All of the business segments generated higher sales, while earnings for four out of the five business segments increased over the prior year. Strong growth in Asia, moderate gains in the United States and favorable exchange rates contributed to these results. Profit margins improved primarily due to leverage on higher sales volume and benefits from previous rationalization actions. The Company continues to manage commodity cost inflation pressures through sourcing initiatives, productivity improvements and sales price. Emerson's financial position remains strong and the Company continues to generate substantial cash flow.


Sales


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Emerson achieved record sales of $17.3 billion in 2005. All of the business segments generated higher sales over the prior year.

RESULTS OF OPERATIONS

Years Ended September 30,

(dollars in millions, except per share amounts)	*2003*	*2004*	***2005***	*'03 - '04 Change*	***'04 - '05 Change***
Net sales	$13,958	15,615	**17,305**	12%	**11%**
Gross profit	$ 4,898	5,566	**6,183**	14%	**11%**
Percent of sales	*35.1%*	*35.6%*	***35.7%***		
SG&A	$ 2,935	3,281	**3,595**		
Percent of sales	*21.0%*	*21.0%*	***20.7%***		
Other deductions, net	$ 318	223	**230**		
Interest expense, net	$ 231	210	**209**		
Pretax earnings	$ 1,414	1,852	**2,149**	31%	**16%**
Earnings from continuing operations	$ 1,013	1,257	**1,422**	24%	**13%**
Net earnings	$ 1,089	1,257	**1,422**	15%	**13%**
Percent of sales	*7.8%*	*8.1%*	***8.2%***		
Continuing operations – EPS	$ 2.41	2.98	**3.40**	24%	**14%**
Net earnings – EPS	$ 2.59	2.98	**3.40**	15%	**14%**

Net earnings and EPS for 2005 include a $63 million tax expense ($0.15 per share) for repatriation under the American Jobs Creation Act.

Net Sales

Net sales for fiscal 2005 were a record $17.3 billion, an increase of approximately $1.7 billion, or 11 percent, over fiscal 2004, with growth in both the U.S. and international markets. Continued strength in commercial and industrial demand and increases in all of the business segments drove the consolidated results, with an underlying sales (which exclude acquisitions, divestitures and currency) increase of 6 percent ($895 million), a 2 percent ($257 million) favorable impact from a stronger Euro and other currencies, and an over 3 percent ($552 million) positive impact from acquisitions. The underlying sales increase of 6 percent was driven by 6 percent growth in the United States (including a strong finish to the year with 10 percent growth in the fourth quarter) and a total international sales growth of 6 percent, which primarily reflects 11 percent growth in Asia. The Company estimates that the underlying growth primarily reflects an approximate 4 percent gain from volume, an approximate 1 percent impact from market penetration gains, and an approximate 1 percent impact from higher sales prices.

International Sales



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International destination sales increased 11 percent to $8.2 billion in 2005, representing 47 percent of total sales.

Net sales for fiscal 2004 were $15.6 billion, an increase of almost $1.7 billion, or 12 percent, over net sales of $14.0 billion for fiscal 2003, with both U.S. and international sales contributing. The consolidated results reflect improving markets and increases in all five business segments, with an underlying sales increase of 8 percent ($1,181 million) and an approximate 4 percent ($488 million) favorable impact from the strengthening Euro and other currencies. The underlying sales increase of 8 percent was driven by 8 percent growth in the United States and a total international sales increase of 9 percent, which primarily reflects 20 percent growth in Asia and 4 percent growth in Europe. The Company estimates that the underlying growth reflects the net result of an approximate 6 percent gain from volume and an approximate 3 percent impact from market penetration gains, partially offset by an approximate 1 percent negative impact from lower sales prices.

International Sales

International destination sales, including U.S. exports, increased approximately 11 percent, to $8.2 billion in 2005, representing 47 percent of the Company's total sales. U.S. exports were up 6 percent compared to 2004, at $998 million. International subsidiary sales, including shipments to the United States, were $7.4 billion in 2005, up 12 percent over 2004. Excluding the net 4 percent impact from acquisitions, divestitures, and favorable currency translation, international subsidiary sales increased 8 percent compared to 2004. Underlying destination sales grew 11 percent in Asia during the year, driven mainly by 14 percent growth in China, while sales grew 15 percent in Latin America and 10 percent in the Middle East and sales in Europe were flat compared to the prior year.

International destination sales, including U.S. exports, increased 17 percent, to $7.4 billion in 2004, representing 47 percent of the Company's total sales. U.S. exports were up 5 percent compared to 2003, at $939 million. International subsidiary sales, including shipments to the United States, were $6.6 billion in 2004, up 18 percent over 2003. Excluding the net 9 percent impact from acquisitions, divestitures, and favorable currency translation, international subsidiary sales increased 9 percent compared to 2003. Underlying destination sales grew 20 percent in Asia during the year, particularly in China, while sales grew 9 percent in Latin America and 4 percent in Europe.

Acquisitions and Divestitures

The Company acquired Do+Able, a manufacturer of ready-to-assemble storage products, and Numatics, a manufacturer of pneumatic and motion control products, and several smaller businesses during 2005. Total cash paid for these businesses (including assumed debt of approximately $100 million, which was repaid in October 2005) was approximately $466 million. During 2004, the Company acquired the North American outside plant and power systems business of Marconi Corporation PLC, as well as several other smaller businesses for a total of approximately $414 million in cash. Annualized sales for acquired businesses were $430 million in both 2005 and 2004. In the third quarter of 2003, the Company sold the Dura-Line fiber-optic conduit business, which is reported as discontinued operations. See discussion of Discontinued Operations below for additional information. See Note 3 for additional information regarding acquisitions and divestitures.

Cost of Sales

Cost of sales for fiscal 2005 and 2004 were $11.1 billion and $10.0 billion, respectively. Cost of sales as a percent of net sales was 64.3 percent for 2005, compared with 64.4 percent in 2004. The gross profit margin increased from 35.6 percent in 2004 to 35.7 percent for 2005 primarily as a result of increased volume and leverage on higher sales, as well as benefits realized from prior rationalization and productivity improvements. Across the Company, higher costs for raw materials were substantially recovered through increases in sales prices, which partially offset these improvements.

Cost of sales for fiscal 2004 and 2003 were $10.0 billion and $9.1 billion, respectively. Cost of sales as a percent of net sales was 64.4 percent for 2004, compared with 64.9 percent in 2003. The increase in the gross profit margin from 35.1 percent in 2003 to 35.6 percent for 2004 primarily reflects increased volume and leverage on higher sales, as well as benefits realized from prior rationalization and other cost reduction efforts. These improvements, however, were partially offset by negative impacts from lower sales prices and higher costs for wages and benefits (including higher pension costs).

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for 2005 were $3.6 billion compared with $3.3 billion for 2004. As a percent of net sales, SG&A expenses were 20.7 percent in 2005 and 21.0 percent in 2004. Leverage on higher sales and the benefits realized from prior rationalization efforts were partially offset by higher costs for wages and benefits.

SG&A expenses for 2004 were $3.3 billion compared with $2.9 billion for 2003, or 21.0 percent of net sales in both years. Leverage on higher sales and the benefits realized from prior rationalization efforts that improved the Company's cost structure were offset by higher costs for wages and benefits.

Sales by Geographic Destination



11%
14%
53%
22%
United States
Europe
Asia
Other

Other Deductions, Net

Other deductions, net were $230 million in 2005 compared to $223 million in 2004. In 2005, ongoing costs for the rationalization of operations were $110 million, down from $129 million in 2004, primarily reflecting lower costs in the Process Management and Appliance and Tools segments. The decrease in rationalization costs was more than offset by higher amortization of intangibles and several items in the current and prior year, including a litigation settlement and a 2004 insurance recovery and interest refund.

Other deductions, net were $223 million for 2004, a $95 million decrease from $318 million in 2003, primarily due to a $54 million goodwill impairment charge in 2003. In 2004, ongoing costs for the rationalization of operations were $129 million, down from $141 million in 2003, primarily reflecting lower costs in the Network Power segment. Higher equity income, an insurance recovery and interest refund in 2004 and several other items accounted for the remaining reduction in other deductions, net. See Notes 4 and 5 for further details regarding other deductions, net and rationalization costs.

Interest Expense, Net

Interest expense, net was $209 million, $210 million and $231 million in 2005, 2004 and 2003, respectively. The decrease of $21 million from 2003 to 2004 was due to lower average borrowings. During 2004, the Company swapped the $600 million of 7 7/8% notes due June 2005 to a floating rate based on three-month LIBOR. During 2005, the Company issued $250 million of 4.75% ten-year notes due October 2015, and $600 million of 7 7/8% notes matured.

Income Taxes

Income taxes for 2005 were $727 million compared to $595 million for 2004. The effective tax rate increased from 32 percent in 2004 to approximately 34 percent in 2005. The change in the tax rate is primarily due to a 3 percentage point increase resulting from a $63 million tax expense in 2005 related to the one-time opportunity during 2005 to repatriate foreign earnings at a favorable rate under the American Jobs Creation Act of 2004 (the Act). See Note 13 for further discussion regarding the impact of the Act.

Income taxes for 2004 were $595 million compared to $401 million for 2003. Income taxes were reduced $68 million and the effective tax rate was reduced 4 percentage points in 2003 by the tax benefits from the restructuring of the Emerson Telecommunication Products business (ETP) net of the impairment charge. Excluding these items, the 2003 rate was comparable to the approximate 32 percent effective tax rate in 2004.

Earnings From Continuing Operations

Earnings from continuing operations were $1.4 billion and earnings per share were $3.40 for 2005, increases of 13 percent and 14 percent, respectively, compared to $1.3 billion and $2.98 for 2004. These earnings results reflect increases in four of the five business segments, with particular strength in the Network Power, Process Management and Industrial Automation businesses. The higher earnings also reflect increased volume and leverage from the higher sales, savings from cost reduction efforts, and higher sales prices, partially offset by higher raw material costs, higher wage and benefit costs, the tax expense related to the repatriation of foreign earnings, and other items.


Earnings from Continuing Operations
$1,400
$1,050
$700
$350
00 01 02 03 04 05
(dollars in millions)

Earnings from continuing operations increased 13 percent to $1.4 billion in 2005.

Earnings from continuing operations were $1.3 billion and earnings per share were $2.98 for 2004, increases of 24 percent compared to $1.0 billion and $2.41 for 2003. These earnings results reflect increases for all of the business segments, particularly in the Network Power, Process Management and Climate Technologies businesses. The higher earnings also reflect increased volume and leverage from the higher sales, savings from cost reduction efforts, partially offset by lower sales prices and other items. The increase also reflects the decrease in other deductions, net discussed above, partially offset by a $14 million ($0.03 per share) contribution in 2003 from the tax benefits of the restructuring of the ETP business net of the impairment charge.

Discontinued Operations

In May 2003, the Board of Directors approved a plan to restructure the Jordan business acquired in 2000, in which the Dura-Line business would be sold and its other businesses would be retained by Emerson. Discontinued operations of $76 million, or $0.18 per share, in 2003 included a net gain of $83 million (including income tax benefit of $170 million), or $0.20 per share, related to the sale of Jordan stock including its Dura-Line operations. The operating results of Dura-Line have been reclassified to discontinued operations in the Consolidated Statements of Earnings for fiscal year 2003. See Note 3 for additional information.

Net Earnings and Return on Equity

Net earnings and earnings per share for 2005 increased 13 percent and 14 percent, respectively, to $1.4 billion and a record $3.40 per share, compared to $1.3 billion and $2.98 per share in 2004. Net earnings as a percent of net sales was 8.2 percent in 2005 compared to 8.1 percent in 2004. Net earnings for 2005 include a tax expense of $63 million, or $0.15 per share, related to the one-time opportunity to repatriate foreign earnings. The 14 percent increase in earnings per share also reflects the purchase of treasury shares. Return on average stockholders' equity was 19.4 percent and 18.4 percent for 2005 and 2004, respectively.

Net earnings for 2004 were $1.3 billion, or $2.98 per share, compared to $1.1 billion, or $2.59 per share, for 2003, increases of 15 percent. Net earnings in 2003 include the net gain from discontinued operations of $76 million, or $0.18 per share. Net earnings as a percent of net sales were 8.1 percent in 2004, compared to 7.8 percent in 2003. Return on average stockholders' equity was 18.4 percent and 17.9 percent for 2004 and 2003, respectively.

Business Segments

Process Management

(dollars in millions)	*2003*	*2004*	***2005***	*'03 - '04 Change*	***'04 - '05 Change***
Sales	$3,394	3,703	**4,200**	9%	**13%**
Earnings	$ 388	476	**671**	23%	**41%**
Margin	11.4%	12.9%	**16.0%**		

Sales in the Process Management segment were $4.2 billion in 2005, up $497 million, or 13 percent, over 2004, reflecting stronger market demand for capital goods (including process automation products and systems), penetration gains in excess of 1 percent and acquisitions. Nearly all of the businesses reported sales increases, with sales and earnings particularly strong for the valves and measurement business due to growth in oil and gas projects, and expansion in China. Underlying sales increased 9 percent, excluding a 2 percent ($84 million) positive contribution from the Metran, Tescom and Mobrey acquisitions and a 2 percent ($79 million) favorable impact from currency translation. The increase in underlying sales reflects 22 percent growth in Asia, 29 percent growth in Canada, 13 percent growth in Latin America and 5 percent growth in the United States, while sales in Europe increased 1 percent compared with 2004. Volume growth, leverage on the higher sales of approximately 2 percentage points and savings from prior cost reduction efforts drove a 41 percent increase in earnings (defined as earnings before interest and taxes), from $476 million in 2004 to $671 million for 2005.

Process Management segment sales of $3.7 billion in 2004 were up $309 million, or 9 percent, over 2003 sales, as this segment continued to grow internationally, win large projects and expand systems and solutions. Underlying sales increased 5 percent, excluding a 4 percent ($140 million) favorable impact from currency translation and a less than 0.5 percent negative impact from divestitures, net of acquisitions. The increase in underlying sales reflects 21 percent growth in Asia, 11 percent growth in Latin America and 1 percent growth in Europe, while sales in the United States decreased 1 percent compared with 2003. The slight decline in the United States reflects customers shifting production to lower cost areas. Underlying results were also driven by sales increases in most businesses, particularly the measurement business and the systems/solutions business due to project activity in Asia and the Middle East. Leverage from these higher sales during the year as well as savings from prior cost reduction efforts drove an increase in earnings of 23 percent, from $388 million in 2003 to $476 million for 2004.

Industrial Automation

(dollars in millions)	*2003*	*2004*	***2005***	*'03 - '04 Change*	***'04 - '05 Change***
Sales	$2,600	2,936	**3,242**	13%	**10%**
Earnings	$ 330	391	**464**	18%	**19%**
Margin	12.7%	13.3%	**14.3%**		

Sales in the Industrial Automation segment increased 10 percent compared to 2004 to $3.2 billion in 2005, with sales increases in all of the businesses and major geographic areas, reflecting the favorable economic environment for capital goods. Underlying sales grew nearly 8 percent, excluding a nearly 3 percent ($78 million) favorable impact from currency. The underlying sales growth reflects an 11 percent increase in the United States and a 5 percent increase in international sales, with 4 percent growth in Europe, 4 percent growth in Asia and 25 percent growth in the Middle East. The results reflect solid improvements across all the businesses, with particular strength in the power generating alternator and the power transmission businesses, reflecting increased global industrial demand and an estimated 2 percent positive impact from higher sales prices. Earnings increased 19 percent to $464 million for 2005, compared with $391 million in 2004, due to higher sales volume and leverage, while sales price increases nearly offset higher material costs (particularly for steel and copper). The earnings increase was aided by a $13 million payment received by the power transmission business from dumping duties related to the Byrd Amendment in the current year, compared with a $2 million payment received in 2004, partially offset by a litigation settlement related to the electrical products business.

Sales increases in most businesses drove a 13 percent increase in sales of the Industrial Automation segment to $2.9 billion for 2004, compared to $2.6 billion in 2003 and an earnings increase of 18 percent over 2003. The nearly 7 percent increase in underlying sales volume, excluding a 6 percent ($157 million) favorable impact from currency, reflects almost 9 percent international sales growth, led by Europe with 5 percent and Asia with 28 percent, and a 4 percent increase in the United States. The results reflect solid improvements across nearly all the businesses from increased capital spending and industrial demand. The strongest growth across the segment was in the European generator business and the ultrasonic plastic joining business worldwide. The U.S. increase reflects growth in the capital goods markets due to a strong upturn in U.S. industrial fixed investment in 2004. Earnings increased 18 percent to $391 million for 2004, compared with $330 million in 2003, reflecting benefits from prior cost reduction efforts and increased volume and leverage from higher sales, partially offset by higher litigation costs related to the electrical products business.

Earnings Per Share



$3.30
$2.48
$1.65
$0.83
00
01
02*
03
04
05

*Before accounting change

Net earnings per share was a record $3.40 in 2005, a 14 percent increase over the prior year.

Sales by Business Segment


22%
24%
17%
18%
19%

- Process Management
- Industrial Automation
- Network Power
- Climate Technologies
- Appliance and Tools

Network Power

(dollars in millions)	2003	2004	**2005**	'03 - '04 Change	**'04 - '05 Change**
Sales	$2,316	2,692	**3,317**	16%	**23%**
Earnings	$ 168	297	**373**	77%	**26%**
Margin	7.2%	11.0%	**11.2%**		

Network Power segment sales increased 23 percent to $3.3 billion in 2005 compared to $2.7 billion in 2004, reflecting acquisitions and continued demand for power systems and precision cooling products, as well as uninterruptible power supplies and original equipment manufacturers (OEM) embedded power modules. Acquisitions added approximately 14 percent ($366 million) to the increase, currency had a 1 percent favorable impact, and underlying sales grew 8 percent. The underlying sales increase includes higher volume of approximately 7 percent and estimated penetration gains of approximately 4 percent, offset by an estimated 3 percent impact from lower sales prices. Geographically, underlying sales reflect an 11 percent increase in the United States and a 14 percent increase in Asia (primarily China), offset by a 2 percent decrease in Europe. The growth in the United States reflects continued strong market demand for communications and enterprise computer equipment in 2005. Growth in Asia was driven by increased demand for communications and power equipment, supported by a robust economic environment. Earnings increased 26 percent, or $76 million to $373 million, compared with $297 million in 2004, primarily reflecting higher sales volume, leverage of approximately 2 percentage points and benefits from prior cost reductions. The earnings increase and margin were impacted by negative price, partially offset by material cost containment. In addition, negative product mix in the embedded power business, as well as integration costs related to the Marconi acquisition, impacted profitability.

Network Power segment sales of $2.7 billion for 2004 increased 16 percent compared to 2003, as Emerson benefited from favorable market dynamics that were driving demand for power systems and cooling, as well as global services and embedded power modules. An underlying sales increase of 13 percent, primarily due to volume, contributed to the increase in sales and a 77 percent increase in segment earnings. Underlying sales exclude a 3 percent favorable impact from currency and a less than 0.5 percent net impact from the 2003 Dura-Line divestiture and the 2004 Marconi acquisition. The underlying sales increase includes penetration gains, particularly in the OEM power business, which are estimated to have contributed approximately 4 percent of the sales growth, offset by an estimated 4 percent impact from lower prices, due in part to the introduction of next generation products at lower price points. These results reflect increases in all major geographic regions, led by a 22 percent increase in Asia, an 11 percent increase in the United States and a 10 percent increase in Europe. The U.S. increase reflects the strong upturn in U.S. investment in communication and non-residential computer equipment in 2004. Emerson continues to build upon its Emerson Network Power China (Avansys) acquisition by increasing the Company's penetration in China and Asia, and leveraging its engineering resources to design next generation products. Improvements in capital spending in nearly all of this segment's served markets also helped drive increased sales in the climate and power systems business. Earnings increased $129 million to $297 million, compared with $168 million in 2003, primarily reflecting increased volume and leverage from higher sales. Earnings also reflect lower material costs, benefits from prior cost reduction efforts, and a $13 million reduction in rationalization costs, partially offset by the impact from lower sales prices. Rationalization costs during 2004 included severance and lease termination costs related to certain power systems operations in Western Europe shifting to China and Eastern Europe in order to leverage product platforms and lower production and engineering costs to remain competitive on a global basis.

Climate Technologies

(dollars in millions)	*2003*	*2004*	***2005***	*'03 - '04 Change*	***'04 - '05 Change***
Sales	$2,614	2,983	**3,041**	14%	**2%**
Earnings	$ 386	467	**453**	21%	**(3%)**
Margin	14.8%	15.7%	**14.9%**		

Climate Technologies segment sales were $3.0 billion in 2005, an increase of 2 percent compared to 2004. Excluding a 1 percent positive impact from currency translation, underlying sales grew 1 percent versus strong 2004 results. Higher sales prices of approximately 2 percent and market share gains were substantially offset by volume decreases due to inventory reductions in the supply chain in the United States and China, as well as decreased wholesaler exports from Europe due to the strong Euro. Sales results for 2005 were mixed across the businesses, with strong growth in U.S. air-conditioning compressors during the fourth quarter driving the overall increase. The growth in the compressor business reflects replenishment of inventories in the distribution channel in the fourth quarter due to late season, warm weather in the United States, as well as anticipatory demand due to the pending transition in the United States to higher efficiency standards. The underlying sales reflect a 3 percent increase in the United States, an 8 percent decline in Europe and a 4 percent decline in Asia, while sales in Latin America increased 35 percent off a smaller base. Earnings from Climate Technologies decreased 3 percent to $453 million in 2005 compared to $467 million in 2004, primarily due to negative impacts from lower sales volume, product mix and higher wage costs, partially offset by benefits from prior cost reduction efforts and lower rationalization costs compared to 2004. Higher sales prices substantially offset higher material costs, which had a dilutive impact on the margin.

Sales of the Climate Technologies segment were $3.0 billion in 2004, an increase of 14 percent compared to 2003, due to an underlying sales increase of nearly 12 percent and a more than 2 percent favorable impact from currency. The underlying sales increase was driven by favorable end market conditions and penetration gains which are estimated to have contributed approximately 7 percent of the sales growth. The underlying sales increase reflects 15 percent growth in the United States, 11 percent growth in Asia and increases in all of the businesses. In particular, increased demand in the North American and Asian residential air-conditioning markets led to very strong sales growth in the compressor business in these regions. Sales of Emerson's Copeland Scroll compressor continued to grow as a result of the trend towards higher-efficiency equipment in served markets, the expansion of scroll technology into large commercial applications and the introduction of new modulated capacity scroll product offerings. In addition, the controls, thermostat and valves businesses all had very strong growth for the year. Climate Technologies' earnings increased 21 percent to $467 million compared to $386 million in 2003, primarily due to increased volume and leverage from higher sales. Earnings also reflect benefits from prior cost reduction efforts and material cost containment, partially offset by pricing pressures, particularly in Asia.

Appliance and Tools

(dollars in millions)	*2003*	*2004*	***2005***	*'03 - '04 Change*	***'04 - '05 Change***
Sales	$3,453	3,749	**4,008**	9%	**7%**
Earnings	$ 479	530	**534**	11%	**1%**
Margin	13.9%	14.1%	**13.3%**		

Capital Expenditures and as a Percent of Sales



6.0%
4.5%
3.0%
1.5%
$700
$525
$350
$175
00
01
02
03
04
05
(dollars in millions)

Emerson continues to effectively manage capital spending.


Operating Cash Flow
and as a Percent of Sales


20%
15%
10%
5%
$2.0
$1.5
$1.0
$0.5
00
01
02
03
04
05
(dollars in billions)

Operating cash flow of $2.2 billion, or 12.6 percent of sales, in 2005 enabled Emerson to pay record dividends and buy back 10 million shares of stock.

Appliance and Tools segment sales increased 7 percent to $4.0 billion for 2005. This increase reflects a 3 percent growth in underlying sales, a 1 percent favorable impact from currency translation and a 3 percent ($101 million) positive impact from Do+Able and a smaller acquisition. Geographically, underlying sales increased 3 percent in the United States and 3 percent internationally. The underlying sales increase primarily reflects an approximate 3 percent positive impact from higher sales prices. The results were mixed across the segment with gains in most of the businesses, particularly strong growth in storage and hermetic motors, and softness in the appliance motor and component businesses. Strong growth in the storage businesses primarily resulted from continued strength in new and existing home markets as reflected in U.S. residential investment in 2005, and increased demand at major retailers. Earnings of the Appliance and Tools segment for 2005 of $534 million were up 1 percent from 2004, primarily due to $23 million in lower rationalization costs compared to 2004, partially offset by a $12 million negative impact from a quality issue with an appliance component in 2005. Higher sales prices were more than offset by higher raw material costs (particularly steel and copper in the motors business), which together with acquisitions diluted the margin.

The Appliance and Tools segment sales increased almost 9 percent to $3.7 billion for 2004. Underlying sales increased 8 percent, primarily due to volume, excluding a more than 2 percent favorable impact from currency and a negative impact of more than 1 percent related to exiting the manufacturing of bench top and stationary power tools. The improved underlying sales results reflect gains for all of the businesses within the Appliance and Tools segment, particularly very strong growth in motors, residential storage and disposers. The increase in motors was aided by penetration gains in European appliance motors and underlying growth in hermetic motors. The residential storage and disposers increases resulted from strength in new and existing home markets, as evidenced by the strong growth in U.S. residential investment in 2004, and higher demand at major retailers during 2004. Earnings for 2004 of $530 million were up 11 percent from $479 million in 2003, primarily due to increased volume and leverage from higher sales and savings from prior cost reduction efforts, which were impacted by higher commodity costs and sales price pressure. Rationalization costs of $47 million during 2004 included severance and start-up and moving costs related to shifting certain motor manufacturing primarily from the United States to Mexico and China in order to consolidate facilities and improve profitability, and severance related to consolidating manufacturing operations in the professional tools business for operational efficiency.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY

The Company continues to generate substantial cash from operations and is in a strong financial position with total assets of $17 billion and stockholders' equity of $7 billion, and has the resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short- and long-term basis.

Cash Flow

(dollars in millions)	*2003*	*2004*	***2005***
Operating Cash Flow	$1,731	2,216	**2,187**
Percent of sales	*12.4%*	*14.2%*	***12.6%***
Capital Expenditures	$ 337	400	**518**
Percent of sales	*2.4%*	*2.6%*	***3.0%***
Free Cash Flow	$1,394	1,816	**1,669**
Percent of sales	*10.0%*	*11.6%*	***9.6%***
Operating Working Capital	$1,778	1,633	**1,643**
Percent of sales	*12.7%*	*10.5%*	***9.5%***

Emerson generated operating cash flow of $2.2 billion in 2005, a 1 percent decrease from 2004. Higher net earnings were more than offset by additional working capital necessary to support the higher level of sales and the $140 million tax refund in 2004 related to the sale of Jordan stock including its Dura-Line operations in 2003. Cash flow in 2005 reflects continued improvements in operating working capital management, including a 4 percent increase in days payable outstanding. Operating cash flow was $2.2 billion in 2004, an increase of 28 percent compared with $1.7 billion in 2003 primarily due to higher net earnings and the tax refund, as discussed above, as well as improvement in operating working capital. At September 30, 2005, operating working capital as a percent of sales was 9.5 percent, compared with 10.5 percent and 12.7 percent in 2004 and 2003, respectively. Operating working capital as a percent of sales for 2003 was negatively impacted 1 percent by the $140 million of tax benefits received in cash in 2004 due to the carryback of a capital loss against prior capital gains. Operating cash flow was decreased by pension contributions of $124 million, $167 million and $308 million in 2005, 2004 and 2003, respectively. Pension contributions are expected to be approximately $75 million to $150 million in 2006.

Operating Working Capital as a Percent of Sales


16%
12%
8%
4%
00
01
02
03
04
05

Operating working capital has improved from 15 percent of sales in 2000 to less than 10 percent in 2005.

Free cash flow (operating cash flow less capital expenditures) was $1.7 billion in 2005, compared to $1.8 billion and $1.4 billion in 2004 and 2003, respectively. The 8 percent decrease in 2005 compared to 2004 was primarily due to higher capital expenditures. The 30 percent increase in 2004 compared to 2003 was driven by higher net earnings, improved operating working capital and lower pension contributions, which were partially offset by higher capital spending. Capital expenditures were $518 million, $400 million and $337 million in 2005, 2004 and 2003, respectively. The increase in capital expenditures during 2005 was primarily driven by unitary air-conditioning scroll compressor capacity expansion in the United States and Asia. In 2006, the Company is targeting capital spending of approximately 3 percent of net sales. Cash paid in connection with Emerson's acquisitions was $366 million, $414 million and $6 million in 2005, 2004 and 2003, respectively.

Dividends were $694 million ($1.66 per share, up 4 percent) in 2005, compared with $675 million ($1.60 per share) in 2004, and $661 million ($1.57 per share) in 2003. In November 2005, the Board of Directors voted to increase the quarterly cash dividend to an annualized rate of $1.78 per share. In 2005, approximately 10,035,000 shares were repurchased under the 2002 Board of Directors' authorization and in 2004, approximately 2,630,000 shares were repurchased under the fiscal 1997 and 2002 Board of Directors' authorizations; 27.6 million shares remain available for repurchase under the 2002 authorization and none remain under the 1997 authorization. The Company did not repurchase any shares during 2003 under these plans. Purchases of treasury stock totaled $671 million and $157 million in 2005 and 2004, respectively.

Leverage/Capitalization

(dollars in millions)	*2003*	*2004*	***2005***
Total Assets	$15,194	16,361	**17,227**
Long-term Debt	$ 3,733	3,136	**3,128**
Stockholders' Equity	$ 6,460	7,238	**7,400**
Total Debt-to-Capital Ratio	39.0%	35.8%	**35.6%**
Net Debt-to-Net Capital Ratio	34.5%	27.0%	**27.7%**
Operating Cash Flow-to-Debt Ratio	42.0%	54.9%	**53.4%**
Interest Coverage Ratio	6.7	8.9	**9.8**

Debt as a Percent of Capital


44%
33%
22%
11%
00
01
02
03
04
05

Total debt was 36 percent of total capital and net debt was 28 percent of net capital at year-end 2005. Emerson maintains a conservative financial structure to provide the strength and flexibility necessary to achieve our strategic objectives.

Total debt was $4.1 billion, $4.0 billion and $4.1 billion for 2005, 2004 and 2003, respectively. The total debt-to-capital ratio was 35.6 percent at year-end 2005, compared with 35.8 percent for 2004 and 39.0 percent for 2003. At September 30, 2005, net debt (total debt less cash and equivalents and short-term investments) was 27.7 percent of net capital, compared with 27.0 percent of net capital in 2004 and 34.5 percent of net capital in 2003. The operating cash flow-to-debt ratio was 53.4 percent, 54.9 percent and 42.0 percent in 2005, 2004 and 2003, respectively. The Company's interest coverage ratio (earnings from continuing operations before income taxes and interest expense, divided by interest expense) was 9.8 times in 2005, compared with 8.9 times in 2004 and 6.7 times in 2003. The increase in the interest coverage ratio in 2005 from 2004 reflects higher earnings and lower average borrowings. The increase in the interest coverage ratio from 2003 to 2004 reflects higher earnings and lower average borrowings, partially offset by higher interest rates. See Notes 3, 8 and 9 for additional information. The Company's strong financial position supports long-term debt ratings of A2 by Moody's Investors Service and A by Standard and Poor's.

At year-end 2005, the Company and its subsidiaries maintained revolving credit facilities amounting to $2.83 billion to support short-term borrowings. Currently, $1.83 billion of the credit facilities are effective until March 2009, with the remainder effective until March 2010. The credit facilities do not contain any financial covenants, and are not subject to termination based upon a change in credit ratings or a material adverse change. In addition, as of September 30, 2005, the Company could issue up to $2.25 billion in debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units under the shelf registration statement filed with the Securities and Exchange Commission.

Contractual Obligations

At September 30, 2005, the Company's contractual obligations, including estimated payments due by period, are as follows:

		Payments Due By Period			
(dollars in millions)	*Total*	*Less than 1 year*	*1-3 years*	*3-5 years*	*More Than 5 years*
Long-term Debt	$3,387	259	252	1,080	1,796
Operating Leases	439	124	151	76	88
Purchase Obligations	856	570	228	58	—
Total	$4,682	953	631	1,214	1,884

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table does not include $1.8 billion of other noncurrent liabilities recorded in the balance sheet, as summarized in Note 17, which consist primarily of deferred income tax and retirement and postretirement plan liabilities, because it is not certain when these liabilities will become due. See Notes 10, 11 and 13 for additional information.

Financial Instruments

The Company is exposed to market risk related to changes in interest rates, copper and other commodity prices and European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten-percent increase in interest rates, ten-percent decrease in commodity prices or ten-percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value and cash flows are immaterial. This method has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results and lower commodity prices would benefit future earnings through lower cost of sales. See Notes 1, 7, 8 and 9.

CRITICAL ACCOUNTING POLICIES

Preparation of the Company's financial statements requires management to make judgments, assumptions and estimates regarding uncertainties that affect the reported amounts of assets, liabilities, stockholders' equity, revenues and expenses. Note 1 of the Notes to Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ materially from management's estimates under different assumptions or conditions.



Operating Cash Flow to Total Debt
48%
36%
24%
12%
00
01
02
03
04
05

Strong cash flow performance in 2005 maintained a high ratio of operating cash flow to total debt of 53 percent.

Revenue Recognition

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped and title passes to the customer and collection is reasonably assured. In certain instances, revenue is recognized on the percentage-of-completion method, when services are rendered, or in accordance with AICPA Statement of Position No. 97-2, "Software Revenue Recognition." Sales sometimes include multiple items including services such as installation. In such instances, revenue assigned to each item is based on that item's objectively determined fair value, and revenue is recognized individually for delivered items only if the delivered items have value to the customer on a standalone basis, performance of the undelivered items is probable and substantially in the Company's control and the undelivered items are inconsequential or perfunctory. Management believes that all relevant criteria and conditions are considered when recognizing sales.

Inventories

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of each fiscal year. The effects of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales. Management regularly reviews inventory for obsolescence to determine whether a write-down is necessary. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions. See Note 1.

Long-lived Assets

Long-lived assets, which include primarily goodwill and property, plant and equipment, are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is generally measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. For those businesses monitored by management for impairment, their fair value would have to be lower by more than 20 percent before an impairment charge would be recognized. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could materially affect the evaluations. See Notes 1, 3 and 6.

Retirement Plans

Defined benefit plan expense and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases and expected return on plan assets. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's retirement plan obligations and future expense. Effective for 2006, the Company adjusted the discount rate for the U.S. retirement plans to 5.25 percent and adjusted the expected long-term

Dividends Per Share



$1.60
$1.20
$0.80
$0.40
00
01
02
03
04
05

Annual dividends increased to a record $1.66 per share in 2005, representing the 49th consecutive year of increases.

rate of return on plan assets to 8.0 percent. Defined benefit pension plan expense is expected to increase approximately $60 million in 2006. As of the June 30, 2005 measurement date, the fair value of plan assets exceeded the accumulated benefit obligation for the primary defined benefit pension plan by approximately $150 million. If the performance of the equity and bond markets in 2006 eliminates the excess, the Company could be required to record an after-tax charge to equity of approximately $530 million. The Company contributed $124 million to defined benefit plans in 2005 and expects to contribute approximately $75 million to $150 million in 2006. See Note 10.

Income Taxes

Income tax expense and deferred tax assets and liabilities reflect management's assessment of actual future taxes to be paid on items reflected in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries. These earnings are permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Note 13.

The American Jobs Creation Act of 2004 (the Act) was signed into law on October 22, 2004. The Act repeals an export tax benefit, provides for a 9 percent deduction on U.S. manufacturing income, and allows the repatriation of foreign earnings at a reduced rate for one year, subject to certain limitations. Based on fiscal year 2005 and when fully phased-in, management estimates that the repeal of the export tax benefit will increase income tax expense approximately $25 million per year but expects a significant portion of this cost to be offset by the deduction on manufacturing income. During 2005, the Company repatriated approximately $1.4 billion ($1.8 billion in total) of cash from undistributed earnings of non-U.S. subsidiaries under the Act. As a result, the Company recorded a tax expense of $63 million, or $0.15 per share, in 2005.

New Accounting Pronouncements

Effective October 1, 2002, Emerson adopted the fair value method provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and began expensing options granted, modified or settled after September 30, 2002, based on their fair value at date of grant over the vesting period, generally three years. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS 123R). FAS 123R requires recognizing compensation costs related to share-based payment transactions, including previously issued unvested awards outstanding upon adoption of the statement, primarily based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards are remeasured based on their fair value each reporting period until settled. FAS 123R was adopted as of July 1, 2005, and did not have a material impact on the financial statements.

In March 2005, the Financial Accounting Standards Board published FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47). FIN 47 clarifies the term "conditional asset retirement obligation" used in FASB Statement No. 143, "Accounting For Asset Retirement Obligations," and when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47, which is effective for fiscal years ending after December 15, 2005, is not expected to have a material impact on the financial statements.

Consolidated Statements of Earnings

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30
(Dollars in millions except per share amounts)

	2003	2004	2005
Net sales	$13,958	15,615	**17,305**
Costs and expenses:			
Cost of sales	9,060	10,049	**11,122**
Selling, general and administrative expenses	2,935	3,281	**3,595**
Other deductions, net	318	223	**230**
Interest expense (net of interest income: 2003, $15; 2004, $24; 2005, $34)	231	210	**209**
Earnings from continuing operations before income taxes	1,414	1,852	**2,149**
Income taxes (2005 includes a $63 expense for repatriation under the American Jobs Creation Act)	401	595	**727**
Earnings from continuing operations	1,013	1,257	**1,422**
Net gain from discontinued operations	76	—	—
Net earnings	$ 1,089	1,257	**1,422**
Earnings per common share			
Basic earnings per share:			
Earnings from continuing operations	$ 2.42	3.00	**3.43**
Discontinued operations	0.18	—	—
Basic earnings per share	$ 2.60	3.00	**3.43**
Diluted earnings per share:			
Earnings from continuing operations	$ 2.41	2.98	**3.40**
Discontinued operations	0.18	—	—
Diluted earnings per share	$ 2.59	2.98	**3.40**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

EMERSON ELECTRIC CO. AND SUBSIDIARIES

September 30
(Dollars in millions except per share amounts)

ASSETS	2004	2005
Current assets		
Cash and equivalents	$ 1,346	1,233
Receivables, less allowances of $78 in 2004 and $76 in 2005	2,932	3,256
Inventories:		
Finished products	693	711
Raw materials and work in process	1,012	1,102
Total inventories	1,705	1,813
Other current assets	433	535
Total current assets	6,416	6,837
Property, plant and equipment		
Land	184	185
Buildings	1,402	1,426
Machinery and equipment	5,284	5,442
Construction in progress	249	303
	7,119	7,356
Less accumulated depreciation	4,182	4,353
Property, plant and equipment, net	2,937	3,003
Other assets		
Goodwill	5,259	5,479
Other	1,749	1,908
Total other assets	7,008	7,387
	$16,361	17,227

See accompanying Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2005
Current liabilities		
Short-term borrowings and current maturities of long-term debt	$ 902	**970**
Accounts payable	1,629	**1,841**
Accrued expenses	1,695	**1,839**
Income taxes	113	**281**
Total current liabilities	4,339	**4,931**
Long-term debt	3,136	**3,128**
Other liabilities	1,648	**1,768**
Stockholders' equity		
Preferred stock of $2.50 par value per share		
Authorized 5,400,000 shares; issued - none	—	**—**
Common stock of $0.50 par value per share		
Authorized 1,200,000,000 shares; issued 476,677,006 shares;		
outstanding 419,428,547 shares in 2004 and 410,651,564 shares in 2005	238	**238**
Additional paid-in capital	87	**120**
Retained earnings	9,471	**10,199**
Accumulated other comprehensive income	(88)	**(65)**
	9,708	**10,492**
Less cost of common stock in treasury, 57,248,459 shares in 2004 and 66,025,442 shares in 2005	2,470	**3,092**
Total stockholders' equity	7,238	**7,400**
	$16,361	**17,227**

Consolidated Statements of Stockholders' Equity

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30
(Dollars in millions except per share amounts)

	2003	2004	**2005**
Common stock	$ 238	238	**238**
Additional paid-in capital			
Beginning balance	52	65	**87**
Stock plans and other	13	22	**33**
Ending balance	65	87	**120**
Retained earnings			
Beginning balance	8,461	8,889	**9,471**
Net earnings	1,089	1,257	**1,422**
Cash dividends (per share: 2003, $1.57; 2004, $1.60; 2005, $1.66)	(661)	(675)	**(694)**
Ending balance	8,889	9,471	**10,199**
Accumulated other comprehensive income			
Beginning balance	(647)	(386)	**(88)**
Foreign currency translation	366	264	**11**
Minimum pension liability (net of tax of: 2003, $82; 2004, $(24); 2005, $10)	(133)	32	**(18)**
Cash flow hedges and other (net of tax of: 2003, $(17); 2004, $(2); 2005, $(17))	28	2	**30**
Ending balance	(386)	(88)	**(65)**
Treasury stock			
Beginning balance	(2,363)	(2,346)	**(2,470)**
Acquired	—	(157)	**(671)**
Issued under stock plans and other	17	33	**49**
Ending balance	(2,346)	(2,470)	**(3,092)**
Total stockholders' equity	$ 6,460	7,238	**7,400**
Comprehensive income			
(Net earnings and changes in Foreign currency translation, Minimum pension liability and Cash flow hedges)	$ 1,350	1,555	**1,445**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30
(Dollars in millions)

	2003	2004	**2005**
Operating Activities			
Net earnings	$ 1,089	1,257	**1,422**
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	534	557	**562**
Changes in operating working capital	266	322	**110**
Pension funding	(308)	(167)	**(124)**
Other	150	247	**217**
Net cash provided by operating activities	1,731	2,216	**2,187**
Investing activities			
Capital expenditures	(337)	(400)	**(518)**
Purchases of businesses, net of cash and equivalents acquired	(6)	(414)	**(366)**
Other	39	97	**(44)**
Net cash used in investing activities	(304)	(717)	**(928)**
Financing activities			
Net increase (decrease) in short-term borrowings	(1,232)	(106)	**320**
Proceeds from long-term debt	746	29	**251**
Principal payments on long-term debt	(17)	(16)	**(625)**
Net issuances (purchases) of treasury stock	11	(121)	**(621)**
Dividends paid	(661)	(675)	**(694)**
Net cash used in financing activities	(1,153)	(889)	**(1,369)**
Effect of exchange rate changes on cash and equivalents	41	40	**(3)**
Increase (decrease) in cash and equivalents	315	650	**(113)**
Beginning cash and equivalents	381	696	**1,346**
Ending cash and equivalents	$ 696	1,346	**1,233**
Changes in operating working capital			
Receivables	$ 8	(134)	**(261)**
Inventories	161	(8)	**8**
Other current assets	12	202	**(44)**
Accounts payable	57	123	**161**
Accrued expenses	24	114	**77**
Income taxes	4	25	**169**
	$ 266	322	**110**

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

EMERSON ELECTRIC CO. AND SUBSIDIARIES

(Dollars in millions except per share amounts)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its controlled affiliates. All significant intercompany transactions, profits and balances are eliminated in consolidation. Other investments of 20 percent to 50 percent are accounted for by the equity method. Investments in nonpublicly-traded companies of less than 20 percent are carried at cost. Investments in publicly-traded companies of less than 20 percent are carried at fair value, with changes in fair value reflected in accumulated other comprehensive income.

Foreign Currency Translation

The functional currency of a vast majority of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from the translation of financial statements are reflected in accumulated other comprehensive income.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of each fiscal year. The effects of resetting standards and operating variances incurred during each period are allocated between inventories and cost of sales.

Property, Plant and Equipment

The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives. Service lives for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on fair value if expected future cash flows of the related assets are less than their carrying values.

Goodwill and Intangible Assets

Assets and liabilities acquired in business combinations are accounted for using the purchase method and recorded at their respective fair values. Substantially all goodwill is assigned to the reporting unit that acquires a business. A reporting unit is an operating segment as defined in Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," or a business one level below an operating segment if discrete financial information is prepared and regularly reviewed by the segment manager. The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair values of reporting units are estimated using discounted cash flows and market multiples.

All of the Company's intangible assets (other than goodwill) are subject to amortization. Capitalized software is being amortized on a straight-line basis with a weighted-average life of three years. Other intangibles consist of intellectual property (such as patents and trademarks) and customer relationships, which are being amortized on a straight-line basis with a weighted-average life of nine years. Based on intangible assets as of September 30, 2005, amortization expense will approximate $83 in 2006, $71 in 2007, $55 in 2008, $43 in 2009 and $36 in 2010. These intangibles are also subject to evaluation for potential impairment if an event occurs or circumstances change that indicate the carrying amount may not be recoverable.

Warranty

The Company's product warranties vary by each of its product lines and are competitive for the markets in which it operates. Warranty generally extends for a period of one to two years from the date of sale or installation. Provisions for warranty are determined primarily based on historical warranty cost as a percentage of sales or a fixed amount per unit sold based on failure rates, adjusted for specific problems that may arise. Product warranty expense is less than 1 percent of sales.

Revenue Recognition

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped and title passes to the customer and collection is reasonably assured. In certain instances, revenue is recognized on the percentage-of-completion method, when services are rendered, or in accordance with AICPA Statement of Position No. 97-2, "Software Revenue Recognition." Sales sometimes include multiple items including services such as installation. In such instances, revenue assigned to each item is based on that item's objectively determined fair value, and revenue is recognized individually for delivered items only if the

delivered items have value to the customer on a standalone basis, performance of the undelivered items is probable and substantially in the Company's control and the undelivered items are inconsequential or perfunctory. Management believes that all relevant criteria and conditions are considered when recognizing sales.

Stock-based Compensation

Effective October 1, 2002, Emerson adopted the fair value method provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Under the Standard's prospective method of adoption, options granted, modified or settled after September 30, 2002, are expensed based on their fair value at date of grant over the vesting period, generally three years. Previously, the Company accounted for options pursuant to Accounting Principles Board Opinion No. 25, and no expense was recognized. Effective July 1, 2005, Emerson adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS 123R), under the Standard's modified prospective method, and FAS 123R did not have a material impact on the financial statements. The following table illustrates the effect on net earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	2003	*2004*	***2005***
Net earnings, as reported	$1,089	1,257	**1,422**
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	18	42	**65**
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	25	48	**67**
Pro forma net earnings	$1,082	1,251	**1,420**
Earnings per share:			
Basic - as reported	$ 2.60	3.00	**3.43**
Basic - pro forma	$ 2.58	2.99	**3.42**
Diluted - as reported	$ 2.59	2.98	**3.40**
Diluted - pro forma	$ 2.57	2.97	**3.39**

See Note 14 for more information regarding stock-based compensation.

Financial Instruments

All derivative instruments are reported on the balance sheet at fair value. For each derivative instrument designated as a cash flow hedge, the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. For each derivative instrument designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in earnings. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges on non-U.S. net asset exposures are included in accumulated other comprehensive income.

Income Taxes

During 2005, the Company repatriated approximately $1.4 billion ($1.8 billion in total) of cash from undistributed earnings of non-U.S. subsidiaries under the American Jobs Creation Act of 2004 and recorded a tax expense of $63. No provision is made for U.S. income taxes on the remaining undistributed earnings of non-U.S. subsidiaries (approximately $1.8 billion at September 30, 2005). These earnings are permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable.

Comprehensive Income

Comprehensive income is primarily comprised of net earnings and changes in foreign currency translation, minimum pension liability and cash flow hedges. Accumulated other comprehensive income, after-tax, consists of foreign currency translation credits of $94 and $83, minimum pension liability charges of $178 and $160, and cash flow hedges and other credits of $19 and charges of $11 at September 30, 2005 and 2004, respectively.

Financial Statement Presentation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

Effective October 1, 2002, Emerson adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the impairment or disposal of long-lived assets and the reporting of discontinued operations. The operating results of Dura-Line are classified as discontinued operations in the Consolidated Statements of Earnings for 2003 (see Note 3).

(2) WEIGHTED AVERAGE COMMON SHARES

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options, incentive shares and convertible securities. Options to purchase approximately 2.6 million, 1.0 million and 5.9 million shares of common stock were excluded from the computation of diluted earnings per share in 2005, 2004 and 2003, respectively, because their effect would have been antidilutive. Reconciliations of weighted average common shares for basic earnings per common share and diluted earnings per common share follow:

(shares in millions)	*2003*	*2004*	***2005***
Basic	419.1	419.3	**414.9**
Dilutive shares	1.8	2.9	**4.0**
Diluted	420.9	422.2	**418.9**

(3) ACQUISITIONS AND DIVESTITURES

The Company acquired Do+Able, a manufacturer of ready-to-assemble wood and steel home and garage organization and storage products, which is included in the Appliance and Tools segment, in the second quarter of 2005 and Numatics, a manufacturer of pneumatic and motion control products for industrial applications, which is included in the Industrial Automation segment, in the fourth quarter of 2005. In addition to Do+Able and Numatics, the Company acquired several smaller businesses during 2005, mainly in the Process Management and Appliance and Tools segments. Total cash paid (including assumed debt of approximately $100, which was repaid in October 2005) and annualized sales for these businesses were approximately $466 and $430, respectively. Goodwill of $236 ($58 of which is expected to be deductible for tax purposes) and identifiable intangible assets of $122, which are being amortized on a straight-line basis over a weighted-average useful life of ten years, were recognized from these transactions in 2005. Third-party valuations of assets are in-process; thus, the allocations of the purchase prices are subject to refinement.

In the fourth quarter of 2004, the Company acquired the outside plant and power systems business of Marconi Corporation PLC, a leading provider of DC power products and engineering and installation services to major telecommunication carriers throughout North America, which is included in the Network Power segment. Marconi (renamed Emerson Network Power Energy Systems – North America) and several smaller businesses acquired during 2004 for a total of $414 in cash (net of cash and equivalents acquired) had annualized sales of approximately $430. Goodwill of $224 (substantially all of which is expected to be deductible for tax purposes) and intangible assets of $120 (all of which is being amortized on a straight-line basis with a weighted-average life of 14 years) were recognized from these transactions.

Several small businesses were also acquired during 2003. Due to challenging market conditions, Emerson began evaluating strategies during 2003 to maximize the value of the Jordan business (renamed Emerson Telecommunication Products, Inc. (Jordan)) acquired in 2000. In May 2003, the Board of Directors approved a plan to restructure Jordan in which all but one of its businesses would be retained by Emerson (and will continue to do business as Emerson Telecommunication Products, LLC (ETP)), and the Dura-Line fiber-optic conduit business would be sold. In June 2003, after the restructuring, the Jordan stock, including its Dura-Line operations, was sold for $6, resulting in a pretax loss of $87, which is reported as discontinued operations. In addition, an appraisal of the retained ETP business was performed. All of the businesses in the Network Power segment, including ETP, were reviewed for impairment and a goodwill impairment charge of $54 was recorded in the third quarter of 2003, the majority of which related to the ETP business. The restructuring and sale resulted in income tax benefits of $238 as the tax basis in the stock of these businesses significantly exceeded the carrying value primarily due to a goodwill impairment of $647 in 2002. Approximately $164 of the benefits were received in cash in 2004 due to the carryback of the capital loss against prior capital gains and application to current year capital gains, with the remainder expected to be received in subsequent years as the capital loss carryforward is utilized against future capital gains. The income tax benefits were recognized in the third quarter of 2003: $170 was associated with discontinued operations and $68 was associated with the retained ETP business.

The tax benefits from the restructuring of the ETP business net of the impairment charge contributed $14 ($0.03 per share) to continuing operations in 2003. The net gain of $83 from the sale of Jordan (including income tax benefit of $170) is reported as discontinued operations in the Consolidated Statements of Earnings. The operating results of Dura-Line are also classified as discontinued operations for 2003. Sales were $41 and the net loss was $7 for the year ended September 30, 2003. Other businesses divested in 2003 represented total annual sales of approximately $80 in 2002.

The results of operations of these businesses have been included in the Company's consolidated results of operations since the respective dates of acquisition and prior to the respective dates of divestiture.

(4) OTHER DEDUCTIONS, NET

Other deductions, net are summarized as follows:

	2003	2004	**2005**
Rationalization of operations	$141	129	**110**
Impairment	54	3	**—**
Amortization of intangibles	17	21	**28**
Other	130	97	**118**
Gains	(24)	(27)	**(26)**
Total	$318	223	**230**

An approximate $13 gain from the sale of a manufacturing facility and an approximate $13 gain for a payment received under the U.S. Continued Dumping and Subsidy Offset Act (Byrd Amendment) were recorded in 2005. In January 2004, the Company sold 2 million shares of MKS Instruments, Inc., a publicly-traded company, and continues to hold 9.7 million shares at September 30, 2005. The Company also sold its investment in the Louisville Ladder joint venture in 2004. The Company recorded a pretax gain of $27 in the second quarter of 2004 from these transactions. Pretax gains from divestitures were $24 in 2003.

Other is comprised of several items which are individually immaterial, including minority interest expense, foreign currency gains and losses, bad debt expense, equity investment income and losses, as well as one-time gains and losses, such as litigation and disputed matters, insurance recoveries, interest refunds and contract settlement gains.

(5) RATIONALIZATION OF OPERATIONS

The change in the liability for rationalization of operations follows:

	September 30, 2004	*Expense*	*Paid / Utilized*	***September 30, 2005***
Severance and benefits	$23	50	51	**22**
Lease/contract terminations	18	12	19	**11**
Fixed asset writedowns	—	3	3	**—**
Vacant facility and other shutdown costs	3	13	16	**—**
Start-up and moving costs	2	32	34	**—**
	$46	110	123	**33**

	September 30, 2003	*Expense*	*Paid / Utilized*	*September 30, 2004*
Severance and benefits	$20	50	47	23
Lease/contract terminations	25	12	19	18
Fixed asset writedowns	—	9	9	—
Vacant facility and other shutdown costs	2	24	23	3
Start-up and moving costs	5	34	37	2
	$52	129	135	46

Rationalization of operations by segment is summarized as follows:

	2003	2004	**2005**
Process Management	$ 36	31	**20**
Industrial Automation	20	14	**15**
Network Power	39	26	**35**
Climate Technologies	20	17	**15**
Appliance and Tools	36	47	**24**
Corporate	(2)	(6)	**1**
Discontinued operations [a]	(8)	—	**—**
Total	$141	129	**110**

[a] Discontinued operations eliminates the operating results of discontinued operations related to Dura-Line, which are included in the Network Power segment amounts.

Rationalization of operations comprises expenses associated with the Company's efforts to continuously improve operational efficiency and to expand globally in order to remain competitive on a worldwide basis. These expenses result from numerous individual actions implemented across the divisions on a routine basis and are not part of a large, company-wide program. Rationalization of operations includes ongoing costs for moving facilities, starting up plants from relocation as well as business expansion, exiting product lines, curtailing/downsizing operations due to changing economic conditions, and other one-time items resulting from asset redeployment decisions. Shutdown costs include severance, benefits, stay bonuses, lease/contract terminations and asset writedowns. Start-up and moving costs include employee training and relocation, moving of assets and other items. Vacant facility costs include security, maintenance and utility costs associated with facilities that are no longer being utilized.

During 2005, rationalization of operations primarily related to the exit of approximately 25 production, distribution or office facilities including the elimination of approximately 2,100 positions, as well as costs related to facilities exited in previous periods. Noteworthy rationalization actions during 2005 are as follows. Process Management segment includes severance and plant closure costs related to consolidation of instrumentation plants within Europe and consolidation of valve operations within North America, the movement of major distribution facilities to Asia, as well as several other cost reduction actions. Network Power segment includes severance and lease termination costs related to certain power systems operations in Western Europe shifting to China and Eastern Europe in order to leverage product platforms and lower production and engineering costs to remain competitive on a global basis. This segment also includes severance and start-up and moving costs related to the consolidation of North American power systems operations into the Marconi operations acquired in 2004. Appliance and Tools segment includes severance, plant closure costs and start-up and moving costs related to consolidating various industrial and hermetic motor manufacturing facilities for operational efficiency. Severance costs in this segment also relate to shifting certain appliance control operations from the United States to Mexico and China in order to consolidate facilities and improve profitability. The Company expects rationalization expense for 2006 to be similar to 2005 (approximately $100), including the costs to complete actions initiated before the end of 2005 and actions anticipated to be approved and initiated during 2006.

During 2004, rationalization of operations primarily related to the exit of approximately 20 production, distribution or office facilities including the elimination of more than 2,000 positions, as well as costs related to facilities exited in previous periods. Rationalization actions during 2004 include the following. Process Management segment includes severance and plant closure costs related to the closing of a valve plant due to consolidating operations within North America in response to weak market demand, severance costs related to the consolidation of European measurement operations in order to obtain operational synergies, and several other reduction and consolidation actions. Network Power segment includes severance and lease termination costs related to certain power systems operations in Western Europe shifting to China and Eastern Europe in order to leverage product platforms and lower production and engineering costs to remain competitive on a global basis. Climate Technologies segment includes severance costs related to workforce reductions in the European temperature sensors and controls operations due to weakness in market demand. Appliance and Tools segment includes severance and start-up and moving costs related to shifting certain motor manufacturing primarily from the United States to Mexico and China in order to consolidate facilities and improve profitability, and severance related to consolidating manufacturing operations in the professional tools business for operational efficiency.

Rationalization actions, including the following, were implemented during 2003 to expand in global markets and to increase overall profitability by obtaining synergies and increasing operational efficiency. Process Management segment includes plant closure and severance costs related to several reduction and consolidation actions primarily in North America and Europe. Network Power segment includes severance costs related to European power systems operations. Appliance and Tools segment includes plant closure and start-up and moving costs related to relocating certain industrial motor manufacturing primarily from the United States to Mexico and China and fixed asset writedowns related to consolidating manufacturing operations in the jobsite and truck storage business.

(6) GOODWILL

Acquisitions are accounted for under the purchase method, with substantially all goodwill assigned to the reporting unit that acquires the business. Under the annual impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair values of reporting units are estimated using discounted cash flows and market multiples.

The change in goodwill by business segment follows:

	Process Management	*Industrial Automation*	*Network Power*	*Climate Technologies*	*Appliance and Tools*	*Total*
Balance, September 30, 2003	$1,603	836	1,543	378	582	4,942
Acquisitions	14		210			224
Impairment	(3)					(3)
Foreign currency translation and other	24	44	17	2	9	96
Balance, September 30, 2004	$1,638	880	1,770	380	591	5,259
Acquisitions	67	121	15		33	236
Foreign currency translation and other	(6)	(4)	(5)		(1)	(16)
Balance, September 30, 2005	**$1,699**	**997**	**1,780**	**380**	**623**	**5,479**

(7) FINANCIAL INSTRUMENTS

The Company selectively uses derivative financial instruments to manage interest costs, commodity prices and currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

To efficiently manage interest costs, the Company utilizes interest rate swaps as cash flow hedges of variable rate debt or fair value hedges of fixed rate debt. Also as part of its hedging strategy, the Company utilizes purchased option and forward exchange contracts and commodity swaps as cash flow hedges to minimize the impact of currency and commodity price fluctuations on transactions, cash flows and firm commitments. Substantially all of the contracts for the sale or purchase of European and other currencies and the purchase of copper and other commodities mature within two years.

Notional transaction amounts and fair values for the Company's outstanding derivatives, by risk category and instrument type, as of September 30, 2004 and 2005, are summarized as follows. Fair values of the derivatives do not consider the offsetting underlying hedged item.

	2004		**2005**	
	Notional Amount	*Fair Value*	***Notional Amount***	***Fair Value***
Foreign currency:				
Forwards	$1,033	13	**1,202**	**18**
Options	$ 22	—	**81**	**6**
Interest rate swaps	$ 853	(7)	**114**	**(7)**
Commodity contracts	$ 130	18	**190**	**32**

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of long-term debt (including current maturities) exceeded the related carrying value by $119 and $223 at September 30, 2005 and 2004, respectively. The estimated fair value of each of the Company's other classes of financial instruments approximated the related carrying value at September 30, 2005 and 2004.

(8) SHORT-TERM BORROWINGS AND LINES OF CREDIT

Short-term borrowings and current maturities of long-term debt are summarized as follows:

	2004	***2005***
Current maturities of long-term debt	$622	**259**
Commercial paper	118	**114**
Payable to banks	24	**496**
Other	138	**101**
Total	$902	**970**
Weighted-average short-term borrowing interest rate at year end	2.4%	**4.0%**

In 2000, the Company issued 13 billion Japanese yen of commercial paper and simultaneously entered into a ten-year interest rate swap which fixed the rate at 2.2 percent. The Company had 76 million of British pound notes with an interest rate of 4.7 percent, swapped to $134 at a U.S. commercial paper rate at September 30, 2004.

At year-end 2005, the Company and its subsidiaries maintained revolving credit facilities amounting to $2.83 billion to support short-term borrowings and to assure availability of funds at prevailing interest rates. Credit facilities of $1.83 billion are effective until March 2009, with the remainder effective until March 2010. The credit facilities do not contain any financial covenants, and are not subject to termination based upon a change in credit ratings or a material adverse change. There were no borrowings against U.S. lines of credit in the last three years. In connection with the repatriation of foreign earnings under the American Jobs Creation Act, the Company's non-U.S. subsidiaries had $500 committed bank credit facilities in various currencies, approximately $30 of which was unused at September 30, 2005. The higher weighted-average short-term borrowing interest rate at year end reflects the borrowings of non-U.S. subsidiaries, which are expected to be repaid during 2006.

(9) LONG-TERM DEBT

Long-term debt is summarized as follows:

	2004	**2005**
7 7/8% notes due June 2005	$ 600	—
6.3% notes due November 2005	250	**250**
5 1/2% notes due September 2008	250	**250**
5% notes due October 2008	175	**175**
5.85% notes due March 2009	250	**250**
7 1/8% notes due August 2010	500	**500**
5.75% notes due November 2011	250	**250**
4.625% notes due October 2012	250	**250**
4 1/2% notes due May 2013	250	**250**
5 5/8% notes due November 2013	250	**250**
5% notes due December 2014	250	**250**
4.75% notes due October 2015	—	**250**
6% notes due August 2032	250	**250**
Other	233	**212**
	3,758	**3,387**
Less current maturities	622	**259**
Total	$3,136	**3,128**

During the fourth quarter of 2005, the Company issued $250 of 4.75%, ten-year notes under a shelf registration statement filed with the Securities and Exchange Commission. In 1999, the Company issued $250 of 5.85%, ten-year notes that were simultaneously swapped to U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 5.7 percent. In 2000, the Company issued $600 of 7 7/8%, five-year notes that were simultaneously swapped to floating U.S. commercial paper rates. The Company terminated the swap in 2001, establishing an effective interest rate of 6.9 percent. During the first quarter of 2004, the Company swapped the $600 of 7 7/8% notes due June 2005 to a floating rate based on three-month LIBOR. The $600 of 7 7/8% notes and the swap matured in June 2005.

Long-term debt maturing during each of the four years after 2006 is $2, $250, $474 and $606, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $247, $233 and $245 in 2005, 2004 and 2003, respectively.

As of September 30, 2005, the Company could issue up to $2.25 billion in debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units under the shelf registration statement filed with the Securities and Exchange Commission. The Company may sell securities in one or more separate offerings with the size, price and terms to be determined at the time of sale. The net proceeds from the sale of the securities will be used for general corporate purposes, which may include, but are not limited to, working capital, capital expenditures, financing acquisitions and the repayment of short- or long-term borrowings. The net proceeds may be invested temporarily until they are used for their stated purpose.

(10) RETIREMENT PLANS

Retirement plan expense includes the following components:

	U.S. Plans			Non-U.S. Plans		
	2003	2004	**2005**	2003	2004	**2005**
Defined benefit plans:						
Service cost (benefits earned during the period)	$ 41	49	**48**	11	15	**14**
Interest cost	136	136	**145**	22	27	**31**
Expected return on plan assets	(187)	(196)	**(207)**	(22)	(21)	**(27)**
Net amortization	34	65	**64**	3	14	**13**
Net periodic pension expense	24	54	**50**	14	35	**31**
Defined contribution and multiemployer plans	60	66	**69**	22	22	**23**
Total retirement plan expense	$ 84	120	**119**	36	57	**54**

The reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

	U.S. Plans		Non-U.S. Plans	
	2004	**2005**	2004	**2005**
Projected benefit obligation, beginning	$2,264	**2,330**	526	**607**
Service cost	49	**48**	15	**14**
Interest cost	136	**145**	27	**31**
Actuarial loss (gain)	(82)	**320**	2	**101**
Benefits paid	(108)	**(118)**	(16)	**(27)**
Acquisitions/divestitures, net	67	**19**	6	**—**
Foreign currency translation and other	4	**3**	47	**(19)**
Projected benefit obligation, ending	$2,330	**2,747**	607	**707**
Fair value of plan assets, beginning	$1,962	**2,292**	326	**433**
Actual return on plan assets	318	**258**	30	**47**
Employer contributions	67	**122**	60	**52**
Benefits paid	(108)	**(118)**	(16)	**(27)**
Acquisitions/divestitures, net	51	**10**	4	**—**
Foreign currency translation and other	2	**2**	29	**(13)**
Fair value of plan assets, ending	$2,292	**2,566**	433	**492**
Plan assets in excess of (less than) benefit obligation as of June 30	$ (38)	**(181)**	(174)	**(215)**
Unrecognized net loss	872	**1,079**	176	**240**
Unrecognized prior service cost (benefit)	10	**9**	(3)	**(3)**
Adjustment for fourth quarter contributions	51	**1**	1	**1**
Net amount recognized in the balance sheet	$ 895	**908**	—	**23**
Accumulated benefit obligation	$2,151	**2,535**	540	**595**

	U.S. Plans			Non-U.S. Plans		
	2003	2004	**2005**	2003	2004	**2005**
Weighted average assumptions used to determine net pension expense:						
Discount rate	7.25%	6.00%	**6.25%**	5.8%	5.2%	**5.4%**
Expected return on plan assets	9.00%	8.50%	**8.50%**	8.3%	7.2%	**7.4%**
Rate of compensation increase	3.75%	3.25%	**3.25%**	3.4%	3.3%	**3.1%**
Weighted average assumptions used to determine benefit obligations as of June 30:						
Discount rate	6.00%	6.25%	**5.25%**	5.2%	5.4%	**4.7%**
Rate of compensation increase	3.25%	3.25%	**3.00%**	3.3%	3.1%	**3.0%**

At September 30, 2005 and 2004, the pension assets recognized in the balance sheet were $925 and $883, and the pension liabilities recognized in the balance sheet were $276 and $242, respectively; in addition, $282 and $254 were included in accumulated other comprehensive income at September 30, 2005 and 2004, respectively. As of the plans' June 30 measurement date, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $1,006, $938 and $656, respectively, for 2005, and $1,009, $934 and $694, respectively, for 2004. As of the June 30, 2005 measurement date, the fair value of plan assets exceeded the accumulated benefit obligation for the primary defined benefit pension plan by approximately $150. If the performance of the equity and bond markets in 2006 eliminates the excess, the Company could be required to record an after-tax charge to equity of approximately $530. Effective for 2006, the Company adjusted the discount rate for the U.S. retirement plans to 5.25 percent and adjusted the expected long-term rate of return on plan assets to 8.0 percent. Defined benefit pension plan expense is expected to increase approximately $60 in 2006.

The primary objectives for the investment of plan assets is to secure participant retirement benefits, while earning a reasonable rate of return. Plan assets are invested consistent with the provisions of prudence and diversification rules of ERISA and with a long-term investment horizon. The expected return on plan assets assumption is determined by reviewing the investment return of the plans for the past ten years and the historical return (since 1926) of an asset mix approximating Emerson's current asset allocation targets and evaluating these returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past. The Company's pension plan asset allocations at June 30, 2004 and 2005, and target weighted-average allocations are as follows:

	U.S. Plans			Non-U.S. Plans		
	2004	**2005**	Target	2004	**2005**	Target
Asset category						
Equity securities	70%	**69%**	66 - 70%	53%	**56%**	50 - 60%
Debt securities	30%	**27%**	26 - 32%	37%	**37%**	30 - 40%
Other	—	**4%**	2 - 5%	10%	**7%**	5 - 10%
	100%	**100%**	100%	100%	**100%**	100%

The Company estimates that future benefit payments for the U.S. plans will be as follows: $119 in 2006, $125 in 2007, $132 in 2008, $138 in 2009, $145 in 2010 and $838 in total over the five years 2011 through 2015. Using foreign exchange rates as of September 30, 2005, the Company estimates that future benefit payments for the non-U.S. plans will be as follows: $23 in 2006, $23 in 2007, $25 in 2008, $26 in 2009, $28 in 2010 and $169 in total over the five years 2011 through 2015. In 2006, the Company expects to contribute approximately $75 to $150 to the retirement plans.

(11) POSTRETIREMENT PLANS

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30 follows:

	2003	*2004*	***2005***
Service cost	$ 7	5	**6**
Interest cost	27	25	**27**
Net amortization	8	19	**21**
Net postretirement plan expense	$42	49	**54**

The reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

	2004	***2005***
Benefit obligation, beginning	$ 426	**444**
Service cost	5	**6**
Interest cost	25	**27**
Actuarial loss	30	**55**
Benefits paid	(37)	**(43)**
Acquisitions/divestitures and other	(5)	**13**
Benefit obligation, ending	444	**502**
Unrecognized net loss	(101)	**(134)**
Unrecognized prior service benefit	8	**7**
Postretirement benefit liability recognized in the balance sheet	$ 351	**375**

The assumed discount rates used in measuring the obligations as of September 30, 2005, 2004 and 2003, were 5.25 percent, 5.75 percent and 6.00 percent, respectively. The assumed health care cost trend rate for 2006 was 9.5 percent, declining to 5.0 percent in the year 2014. The assumed health care cost trend rate for 2005 was 9.5 percent, declining to 5.0 percent in the year 2013. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation as of September 30, 2005, and the 2005 postretirement plan expense by less than 5 percent. The Company estimates that future benefit payments will be $42 annually for 2006 through 2010 and $209 in total over the five years 2011 through 2015.

(12) CONTINGENT LIABILITIES AND COMMITMENTS

Emerson is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters, several of which claim substantial amounts of damages. The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, management's estimates of the outcomes of these matters, its experience in contesting, litigating and settling other similar matters, and any related insurance coverage.

Although it is not possible to predict the ultimate outcome of the matters discussed above, historically, the Company has been successful in defending itself against claims and suits that have been brought against it. The Company will continue to defend itself vigorously in all such matters. While the Company believes a material adverse impact is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future adverse development could have a material adverse impact on the Company.

The Company enters into indemnification agreements in the ordinary course of business in which the indemnified party is held harmless and is reimbursed for losses incurred from claims by third parties. In connection with divestitures of certain assets or businesses, the Company often provides indemnities to the buyer with respect to certain matters including, for example, environmental liabilities and unidentified tax liabilities related to periods prior to the disposition. Due to the uncertain nature of the indemnities, the maximum liability cannot be quantified. Liabilities for obligations are recorded when probable and when they can be reasonably estimated. Historically, the Company has not made significant payments for these obligations.

At September 30, 2005, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

(13) INCOME TAXES

Earnings from continuing operations before income taxes consist of the following:

	2003	2004	2005
United States	$ 790	1,022	1,157
Non-U.S.	624	830	992
Earnings from continuing operations before income taxes	$1,414	1,852	2,149

The principal components of income tax expense follow:

	2003	2004	2005
Current:			
Federal	$ 170	132	458
State and local	7	26	42
Non-U.S.	154	229	272
Deferred:			
Federal	73	185	(41)
State and local	17	5	(7)
Non-U.S.	(20)	18	3
Income tax expense	$ 401	595	727

The federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:

	2003	2004	2005
Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local taxes, less federal tax benefit	1.1	1.1	1.0
Export benefit	(1.7)	(1.4)	(1.1)
Repatriation – American Jobs Creation Act	—	—	3.0
Foreign rate differential	(4.2)	(3.8)	(4.8)
Goodwill	1.3	—	—
Capital losses	(4.5)	—	—
Other	1.3	1.2	0.7
Effective income tax rate	28.3%	32.1%	33.8%

The American Jobs Creation Act of 2004 (the Act) was signed into law on October 22, 2004. The Act allows the repatriation of foreign earnings at a reduced rate for one year, subject to certain limitations. During 2005, the Company repatriated approximately $1.4 billion ($1.8 billion in total) of cash from undistributed earnings of non-U.S. subsidiaries under the Act. As a result, the Company recorded a tax expense of $63, or $0.15 per share, in 2005.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2004	2005
Deferred tax assets:		
Accrued liabilities	$ 181	**176**
Postretirement and postemployment benefits	137	**153**
Employee compensation and benefits	114	**149**
NOL and tax credits	205	**256**
Capital loss benefit	74	**72**
Other	158	**141**
Total	$ 869	**947**
Valuation allowance	$(121)	**(137)**
Deferred tax liabilities:		
Property, plant and equipment	$(291)	**(295)**
Leveraged leases	(128)	**(117)**
Pension	(244)	**(245)**
Intangibles	(200)	**(267)**
Other	(100)	**(82)**
Total	$(963)	**(1,006)**
Net deferred income tax liability	$(215)	**(196)**

At September 30, 2005 and 2004, respectively, net current deferred tax assets were $315 and $255, and net noncurrent deferred tax liabilities were $511 and $470. Total income taxes paid were approximately $600, $380 (net of the capital loss benefit received of $140) and $310 in 2005, 2004 and 2003, respectively. The $72 capital loss carryforward can be utilized through 2008. The majority of the $185 net operating losses can be carried forward indefinitely, while the remainder expire over varying periods. In addition, $71 of tax credits can be carried back to prior years or carried forward through 2015.

(14) STOCK-BASED COMPENSATION

The Company's stock-based compensation plans include stock options and incentive shares.

Stock Options

The Company's Stock Option Plans permit key officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the market value of the Company's common stock on the date of grant, generally vest one-third each year and expire ten years from the date of grant. Compensation cost is recognized over the vesting period based on the number of options expected to vest. At September 30, 2005, approximately 8.1 million options remained available for grant under these plans.

Changes in shares subject to option during the year ended September 30, 2005, follow:

(shares in thousands)	*Average Exercise Price Per Share*	*Shares*	*Aggregate Intrinsic Value*	*Average Contractual Life*
Beginning of year	$51.22	9,071		
Options granted	$63.61	2,213		
Options exercised	$47.39	(1,321)		
Options canceled	$57.53	(104)		
End of year	$54.44	9,859	$169	5.4 years
Exercisable at year end		7,371	$146	4.2 years

The weighted-average grant-date fair value per share of options granted was $12.77, $11.13 and $8.13 for 2005, 2004 and 2003, respectively. The total intrinsic value of options exercised was $26, $22 and $7 in 2005, 2004 and 2003, respectively. Cash received from option exercises under share option plans was $50, $37 and $13 and the actual tax benefit realized for the tax deductions from option exercises was $4, $2 and $1 for 2005, 2004 and 2003, respectively.

The fair value of each award is estimated on the grant date using the Black-Scholes option-pricing model. Weighted-average assumptions used in the Black-Scholes valuations for 2005, 2004 and 2003 are as follows: risk-free interest rate based on the five-year U.S. Treasury yield of 3.5 percent, 3.1 percent and 2.8 percent, dividend yield of 2.5 percent, 2.8 percent and 3.4 percent and expected volatility based on five-year historical volatility of 24 percent, 25 percent and 25 percent for 2005, 2004 and 2003, respectively. The expected life based on historical experience was five years for options.

Incentive Shares

The Company's Incentive Share Plans include performance share awards, which involve the distribution of common stock to key management personnel subject to certain conditions and restrictions. Compensation cost is recognized over the service period based on the number of shares expected to be ultimately issued. Performance share awards are accounted for as liabilities in accordance with FAS 123R. Compensation expense is adjusted at the end of each period to reflect the change in the fair value of the awards.

As of September 30, 2005, 3,443,855 rights to receive common shares were outstanding, which are contingent upon accomplishing certain Company performance objectives and the performance of services by the employees. A total of 1,044,995 of these rights (awarded primarily in 2001) will be issued primarily in shares of common stock of the Company and paid partially in cash in early 2006 as a result of achieving certain objectives at the end of 2005. The remaining 2,398,860 rights (awarded primarily in 2004) are contingent upon achieving certain Company performance objectives by 2007 and the performance of services by the employees.

The Company's Incentive Share Plans also include restricted stock awards, which involve the distribution of the Company's common stock to key management personnel subject to service periods ranging from three to ten years. The fair value of these awards is determined by the market price of the Company's stock at the date of grant. Compensation cost is recognized over the applicable service period. As of September 30, 2005, there were 1,583,431 shares of restricted stock awards outstanding, including 724,654 shares which will be distributed in early 2006.

Changes in awards outstanding but not yet earned under the Incentive Share Plans during the year ended September 30, 2005, follow:

(shares in thousands)	*Shares*	*Average Grant Date Fair Value Per Share*
Beginning of year	4,949	$62.54
Granted	223	$64.95
Earned/vested	(86)	$32.07
Canceled	(59)	$63.20
End of year	5,027	$63.16

The total fair value of shares earned/vested was $5, $24 and $5 under the Incentive Share Plans of which $2, $9 and $2 was paid in cash, primarily for tax withholding, in 2005, 2004 and 2003, respectively. As of September 30, 2005, approximately 0.8 million shares remained available for award under the Incentive Share Plans.

In addition to the stock option and incentive share plans, the Company issued 11,070 shares of restricted stock in 2005 under the Restricted Stock Plan for Non-Management Directors and 0.2 million shares remained available for issuance as of September 30, 2005.

Compensation cost for the stock option and incentive share plans was $100, $66 and $28 for 2005, 2004 and 2003, respectively. Total income tax benefit recognized in the income statement for these compensation arrangements during 2005, 2004 and 2003 were $33, $22 and $9, respectively. As of September 30, 2005, there was $149 of total unrecognized compensation cost related to nonvested awards granted under these plans, which is expected to be recognized over a weighted-average period of 2.4 years.

(15) COMMON STOCK

At September 30, 2005, 22,535,924 shares of common stock were reserved, primarily for issuance under the Company's stock-based compensation plans. During 2005, 10,035,300 treasury shares were acquired and 1,258,317 treasury shares were issued.

Approximately 1.2 million preferred shares are reserved for issuance under a Preferred Stock Purchase Rights Plan. Under certain conditions involving the acquisition of or an offer for 20 percent or more of the Company's common stock, all holders of Rights, except an acquiring entity, would be entitled (i) to purchase, at an exercise price of $260, common stock of the Company or an acquiring entity with a value twice the exercise price, or (ii) at the option of the Board, to exchange each Right for one share of common stock. The Rights remain in existence until November 1, 2008, unless earlier redeemed (at one-half cent per Right), exercised or exchanged under the terms of the plan.

(16) BUSINESS SEGMENT INFORMATION

The Company designs and supplies product technology and delivers engineering services in a wide range of industrial, commercial and consumer markets around the world. The divisions of the Company are organized primarily by the nature of the products and services provided. The Process Management segment includes systems and software, measurement and analytical instrumentation, valves, actuators and regulators, and services and solutions for automated industrial processes. The Industrial Automation segment includes industrial motors and drives, power transmission equipment, alternators, materials joining and precision cleaning, fluid power and control, materials testing, and electrical distribution equipment. The Network Power segment consists of uninterruptible power supplies, power conditioning and electrical switching equipment, and precision cooling, site monitoring and connectivity systems. The Climate Technologies segment consists of compressors, temperature sensors and controls, thermostats, flow controls, and remote monitoring services. The Appliance and Tools segment includes general and special purpose motors and controls, appliances and appliance components, as well as hand and plumbing tools, and storage products.

The primary income measure used for assessing performance and making operating decisions is earnings before interest and income taxes. Intersegment sales approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements include primarily management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Gains and losses from divestitures of businesses are included in Corporate and other. Corporate assets include primarily cash and equivalents, investments, pensions, deferred charges, and certain fixed assets.

Summarized information about the Company's operations by business segment and by geographic area follows:

Business Segments

(See Notes 3, 4, 5 and 6)

	Sales			*Earnings*			*Total Assets*		
	2003	*2004*	***2005***	*2003*	*2004*	***2005***	*2003*	*2004*	***2005***
Process Management	$ 3,394	3,703	**4,200**	388	476	**671**	3,531	3,634	**3,894**
Industrial Automation	2,600	2,936	**3,242**	330	391	**464**	2,422	2,503	**2,698**
Network Power	2,316	2,692	**3,317**	168	297	**373**	2,721	3,234	**3,379**
Climate Technologies	2,614	2,983	**3,041**	386	467	**453**	1,871	1,887	**1,956**
Appliance and Tools	3,453	3,749	**4,008**	479	530	**534**	2,388	2,440	**2,526**
	14,377	16,063	**17,808**	1,751	2,161	**2,495**	12,933	13,698	**14,453**
Discontinued operations [a]	(41)	—	**—**	12	—	**—**			
Differences in accounting methods				127	126	**145**			
Corporate and other [b]				(245)	(225)	**(282)**	2,261	2,663	**2,774**
Sales eliminations / Interest	(378)	(448)	**(503)**	(231)	(210)	**(209)**			
Total	$13,958	15,615	**17,305**	1,414	1,852	**2,149**	15,194	16,361	**17,227**

[a] Discontinued operations eliminates Dura-Line's sales and operating loss, which are included in the Network Power segment and the geographic amounts.

[b] Corporate and other decreased from 2003 to 2004 due to an impairment charge in 2003 (see Note 3), partially offset by higher incentive compensation cost and other items, which also drove the increase from 2004 to 2005 (see Note 14).

	Intersegment Sales			*Depreciation and Amortization Expense*			*Capital Expenditures*		
	2003	*2004*	***2005***	*2003*	*2004*	***2005***	*2003*	*2004*	***2005***
Process Management	$ 2	3	**2**	114	117	**125**	69	75	**89**
Industrial Automation	15	14	**19**	97	96	**95**	55	67	**68**
Network Power	4	9	**9**	71	70	**76**	34	36	**55**
Climate Technologies	26	32	**37**	107	120	**118**	65	94	**148**
Appliance and Tools	331	390	**436**	136	141	**134**	102	108	**136**
Corporate and other				9	13	**14**	12	20	**22**
Total	$378	448	**503**	534	557	**562**	337	400	**518**

Geographic

	Sales by Destination			Property, Plant and Equipment		
	2003	2004	**2005**	2003	2004	**2005**
United States	$ 7,687	8,262	**9,126**	1,970	1,880	**1,919**
Europe	3,169	3,649	**3,890**	502	539	**511**
Asia	1,712	2,085	**2,370**	297	307	**343**
Latin America	487	533	**670**	124	135	**149**
Other regions	944	1,086	**1,249**	69	76	**81**
Discontinued operations [a]	(41)	—	—	—	—	—
Total	$13,958	15,615	**17,305**	2,962	2,937	**3,003**

(17) OTHER FINANCIAL DATA

Items reported in earnings during the years ended September 30 include the following:

	2003	2004	**2005**
Depreciation	$463	478	**472**
Intangible asset amortization	$ 71	79	**90**
Research and development	$261	280	**303**
Rent expense	$227	233	**241**

The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $124 in 2006, $88 in 2007, $63 in 2008, $44 in 2009 and $32 in 2010.

Other assets, other are summarized as follows:

	2004	**2005**
Pension plans	$ 883	**925**
Equity and other investments	223	**248**
Intellectual property and customer relationships	205	**310**
Capitalized software	148	**157**
Leveraged leases	124	**116**
Other	166	**152**
Total	$1,749	**1,908**

Items reported in accrued expenses include the following:

	2004	**2005**
Employee compensation	$432	**445**
Product warranty	$180	**174**

Other liabilities are summarized as follows:

	2004	**2005**
Deferred income taxes	$ 528	**567**
Postretirement plans, excluding current portion	306	**325**
Retirement plans	285	**336**
Minority interest	126	**142**
Other	403	**398**
Total	$1,648	**1,768**

(18) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter		*Second Quarter*		*Third Quarter*		*Fourth Quarter*		*Fiscal Year*	
	2004	***2005***	*2004*	***2005***	*2004*	***2005***	*2004*	***2005***	*2004*	***2005***
Net sales	$3,600	**3,970**	3,859	**4,227**	4,036	**4,465**	4,120	**4,643**	15,615	**17,305**
Gross profit	$1,282	**1,412**	1,356	**1,502**	1,439	**1,600**	1,489	**1,669**	5,566	**6,183**
Net earnings	$ 244	**297**	318	**348**	341	**358**	354	**419**	1,257	**1,422**
Net earnings per common share:										
Basic	$ 0.58	**0.71**	0.76	**0.84**	0.81	**0.86**	0.85	**1.02**	3.00	**3.43**
Diluted	$ 0.58	**0.70**	0.75	**0.83**	0.81	**0.86**	0.84	**1.01**	2.98	**3.40**
Dividends per common share	$.4000	**.4150**	.4000	**.4150**	.4000	**.4150**	.4000	**.4150**	1.60	**1.66**
Common stock prices:										
High	$64.95	**70.88**	68.46	**70.20**	63.55	**68.61**	64.02	**72.04**	68.46	**72.04**
Low	$52.73	**61.22**	59.39	**63.93**	56.56	**60.69**	59.08	**61.47**	52.73	**60.69**

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Emerson Electric Co.

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Emerson Electric Co. and subsidiaries' internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO), and our report dated November 22, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

St. Louis, Missouri

November 22, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Emerson Electric Co.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Emerson Electric Co. and subsidiaries maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO). Emerson Electric Co. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Emerson Electric Co. and subsidiaries maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO). Also, in our opinion, Emerson Electric Co. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2005, and our report dated November 22, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

St. Louis, Missouri

November 22, 2005

Eleven-Year Summary

EMERSON ELECTRIC CO. AND SUBSIDIARIES

Years ended September 30
(Dollars in millions except per share amounts)

		2005	2004	2003
Summary of Operations	Net sales	$17,305	15,615	13,958
	Gross profit	$ 6,183	5,566	4,898
	Interest expense	$ 243	234	246
	Earnings from continuing operations	$ 1,422[(a)]	1,257	1,013
	Percent of net sales	8.2%	8.1%	7.3%
	Net earnings	$ 1,422[(a)]	1,257	1,089
	Operating cash flow	$ 2,187	2,216	1,731
	Return on average stockholders' equity	19.4%	18.4%	17.9%
Per Share of Common Stock	Diluted:			
	Earnings from continuing operations	$ 3.40[(a)]	2.98	2.41
	Net earnings	$ 3.40[(a)]	2.98	2.59
	Cash dividends	$ 1.66	1.60	1.57
	Book value	$ 18.02	17.26	15.34
Year-End Financial Position	Operating working capital	$ 1,643	1,633	1,778
	Percent of net sales	9.5%	10.5%	12.7%
	Property, plant and equipment, net	$ 3,003	2,937	2,962
	Total assets	$17,227	16,361	15,194
	Long-term debt	$ 3,128	3,136	3,733
	Stockholders' equity	$ 7,400	7,238	6,460
	Total debt to total capital	35.6%	35.8%	39.0%
	Net debt to net capital	27.7%	27.0%	34.5%
Other Data	Capital expenditures	$ 518	400	337
	Depreciation	$ 472	478	463
	Total taxes, including income taxes	$ 1,227	1,044	843
	Salaries and wages	$ 3,161	3,320	3,153
	Average number of employees	114,200	107,800	106,700
	Approximate number of stockholders of record at year end	28,780	30,200	31,800
	Average common shares - diluted (in thousands)	418,860	422,195	420,918

Note: All share and per share data reflect the 1997 two-for-one stock split. The operating results of Dura-Line are classified as discontinued operations for 2000 – 2003.

(a) Includes a tax expense of $63 ($0.15 per share) related to the one-time opportunity to repatriate foreign earnings under the American Jobs Creation Act of 2004.

(b) Includes the cumulative effect of a change in accounting principle of $938 ($2.23 per share).

(c) Before change in accounting principle.

(d) Includes a $377 charge ($260 after-tax, or $0.61 per share), of which $358 ($248 after-tax, or $0.58 per share) was reported in continuing operations, primarily for the disposition of facilities and exiting of product lines.

2002	2001	2000	1999	1998	1997	1996	1995
13,748	15,311	15,351	14,270	13,447	12,299	11,150	10,013
4,809	5,324	5,473	5,076	4,852	4,433	3,985	3,533
250	304	288	190	152	121	127	111
1,076	1,049[d]	1,409	1,314	1,229	1,122	1,019	908
7.8%	6.8%	9.2%	9.2%	9.1%	9.1%	9.1%	9.1%
122[b]	1,032[d]	1,422	1,314	1,229	1,122	1,019	908
1,818	1,708	1,840	1,811	1,652	1,499	1,317	1,142
17.9%[c]	16.5%	22.6%	21.9%	21.9%	20.8%	19.9%	19.7%
2.56	2.44[d]	3.27	3.00	2.77	2.50	2.25	2.01
0.29[b]	2.40[d]	3.30	3.00	2.77	2.50	2.25	2.01
1.55	1.53	1.43	1.30	1.18	1.08	0.98	0.89
13.65	14.57	14.98	14.27	13.24	12.30	11.96	10.88
1,741	2,033	2,336	2,222	2,294	2,098	1,984	1,773
12.6%	13.1%	15.0%	15.6%	17.1%	17.1%	17.8%	17.7%
3,116	3,288	3,243	3,154	3,012	2,735	2,451	2,135
14,545	15,046	15,164	13,624	12,660	11,463	10,481	9,399
2,990	2,256	2,248	1,317	1,057	571	773	209
5,741	6,114	6,403	6,181	5,803	5,421	5,353	4,871
44.2%	43.5%	41.8%	34.6%	30.8%	27.1%	24.5%	24.7%
42.0%	41.5%	40.2%	32.7%	29.0%	24.9%	22.9%	23.3%
384	554	692	592	603	575	514	421
457	462	454	447	406	369	339	303
915	982	1,196	1,126	1,093	1,034	963	862
3,107	3,389	3,376	3,171	3,003	2,771	2,569	2,380
111,500	124,500	123,400	116,900	111,800	100,700	86,400	78,900
32,700	33,700	35,000	36,300	37,200	35,900	29,800	31,000
420,891	429,452	431,395	438,397	444,121	449,501	452,754	451,946



James G. Berges, a member of the board of directors and president of Emerson since 1999, retired from his post November 1, 2005. After nearly 30 years with the company, Jim decided it was time for him to pursue personal interests. Jim began his career at Emerson as manager of inventory control and held key positions in the motor business before becoming group vice president in 1988, executive vice president in 1989, and vice chairman and a director in 1997. Jim has been a visionary leader, trusted colleague, valued friend, and a tireless emissary for the company. Good luck to you, Jim, and thank you for your dedication and commitment to business excellence.

Board of Directors

August A. Busch III
St. Louis, Missouri
Chairman of the Board,
Anheuser-Busch
Companies, Inc.

David N. Farr
St. Louis, Missouri
Chairman, Chief Executive Officer,
and President

David C. Farrell
St. Louis, Missouri, Retired
Chairman and Chief Executive
Officer, The May Department
Stores Company

Carlos Fernandez G.
Lomas de Chapultepec, Mexico
Chairman of the Board
and Chief Executive Officer
Grupo Modelo, S.A. de C.V.

Walter J. Galvin
St. Louis, Missouri
Senior Executive Vice President
and Chief Financial Officer

Arthur F. Golden
New York, New York
Partner, Davis Polk & Wardwell

Robert B. Horton
London, United Kingdom
Chairman,
Sporting Exchange, Ltd.

Gerald A. Lodge
Saddle Brook, New Jersey
Retired General Partner,
InnoCal venture firms

Vernon R. Loucks Jr.
Chicago, Illinois
Retired Chairman and
Chief Executive Officer,
Baxter International, Inc.

John B. Menzer
Bentonville, Arkansas
Vice Chairman,
Wal-Mart Stores, Inc.

Charles A. Peters
St. Louis, Missouri
Senior Executive Vice President

Joseph W. Prueher
Virginia Beach, Virginia
Admiral, USN (Ret)
Former U.S. Ambassador to
the People's Republic of China

Rozanne L. Ridgway
Arlington, Virginia
Former Assistant Secretary
of State for Europe and Canada

Chairman Emeritus

C.F. Knight
Former Chairman
Emerson

Advisory Directors

J.M. Berra
Executive Vice President

T.E. Bettcher
Executive Vice President

J.J. Lindemann
Executive Vice President

E.L. Monser
Chief Operating Officer

J-P.L. Montupet
Executive Vice President

P.J. Sly
Executive Vice President

Committees

Executive Committee
D.N. Farr, Chairman
A.A. Busch III
D.C. Farrell
R.B. Horton
G.A. Lodge
V.R. Loucks Jr.

Audit Committee
A.A. Busch III, Chairman
C. Fernandez G.
J.B. Menzer
R.L. Ridgway

Compensation and Human Resources Committee
V.R. Loucks Jr., Chairman
D.C. Farrell
J.W. Prueher

Corporate Governance and Nominating Committee
D.C. Farrell, Chairman
A.F. Golden
G.A. Lodge
V.R. Loucks Jr.
R.L. Ridgway

Finance Committee
R.B. Horton, Chairman
A.A. Busch III
D.C. Farrell
C. Fernandez G.
G.A. Lodge
V.R. Loucks Jr.

Pension Committee
G.A. Lodge, Chairman
A.A. Busch III
A.F. Golden
R.B. Horton
J.B. Menzer
J.W. Prueher

Management

Senior Management

D.N. Farr
Chairman, Chief Executive Officer, and President

W.J. Galvin
Senior Executive Vice President and Chief Financial Officer

E.L. Monser
Chief Operating Officer

C.A. Peters
Senior Executive Vice President

Operating Management

J.M. Berra
Executive Vice President

T.E. Bettcher
Executive Vice President

J.J. Lindemann
Executive Vice President

J-P.L. Montupet
Executive Vice President

P.J. Sly
Executive Vice President

C.W. Ashmore
Senior Vice President-Planning and Development

E.K. Feeney
Senior Vice President

R.P. Bauer
Group Vice President

C. Henry
Group Vice President

P.K. Murphy
Group Vice President

E.M. Purvis
Group Vice President

R.J. Schul
Group Vice President

E.M. Shanahan
Group Vice President

Corporate Management

L.C. Barrett
President-Emerson Canada

C.T. Bauer
Vice President and Associate General Counsel

F.K. Burdell III
Vice President-Shared Services

K. Button Bell
Vice President and Chief Marketing Officer

J.R. Carius
Vice President and Chief Employment Counsel

R.M. Cox Jr.
Senior Vice President-Administration

F.J. Dellaquila
Senior Vice President-Acquisitions and Development

C.A. Doiron
Vice President-Materials

B.N. Eckhardt
Senior Vice President and Controller

B.G. Fiorelli
Vice President-North America Logistics

L.A. Flavin
Vice President-Audit

D.J. Green
Vice President and Deputy General Counsel

K.D. Hahn
Vice President-Information Technology

S.C. Hassell
Vice President and Chief Information Officer

C.G. Heath
Vice President-Executive Compensation

P.A. Hutchison
Senior Vice President-Human Resources

R.E. Keefe
Vice President-Manufacturing

H.J. Lamboley Jr.
Vice President-Environmental Affairs and Real Estate

A.E. Lebon
Vice President-Labor Relations

R.D. Ledford
Senior Vice President and Chief Technology Officer

R.M. Levy
Vice President-Development

R.D. McDonald
Vice President-Government Affairs

P.E. McKnight
Senior Vice President-Organization Planning

M.J. Molloy
Vice President-Development

D.C. Moon
Vice President-Tax

S.J. Pelch
Vice President-Planning

D.J. Rabe
Vice President and Treasurer

L.A. Rodriguez
President-Emerson Latin America

S.C. Roemer
Vice President-Financial Planning

M.G. Rohret
Vice President-Employee Relations

K.W. Rolls
Vice President-Benefits

R.J. Schlueter
Vice President and Chief Accounting Officer

P. Sen
President-Emerson India

D.D. Sollberger
Vice President-Global Procurement

C.J. Stephen
Vice President-Project Management Organization

J.D. Switzer
Senior Vice President-Development

C.L. Tucker
Assistant Treasurer and Director-Investor Relations

S.E. Von Gruben
Vice President-Aviation

W.W. Withers
Executive Vice President, Secretary and General Counsel

P.K. Yam
President-Emerson Greater China

N. Yamanaka
President-Emerson Japan

Stockholders Information

Stockholder Inquiries and Services

Inquiries regarding dividend payments, loss, or nonreceipt of a dividend check, stock transfers (including name changes, gifts, and inheritances), lost stock certificates, Form 1099 information, and address changes should be directed to the Registrar and Transfer Agent.

Registrar and Transfer Agent

By Mail:
Mellon Investor Services
Attention: Emerson Electric Co.
P.O. Box 3315
South Hackensack, NJ 07606

By Phone:
Toll-Free: (888) 213-0970
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 680-6578
TDD Foreign Shareholders: (201) 680-6610

By Internet:
www.melloninvestor.com

All other inquiries should be addressed to:
Investor Relations Department, Station 2197
Emerson
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136-8506
Telephone: (314) 553-2197

Dividend Reinvestment and Stock Purchase Plan

The Plan is administered by Mellon Bank, N.A., to individual investors who want a convenient, low-cost way to purchase or sell Emerson Electric Co. common stock (NYSE:EMR). You can participate in the Plan if you are a registered holder of Emerson common stock. If you do not own Emerson common stock, you can make your initial purchase directly through the Plan. The Plan provides you with the opportunity to reinvest dividends and is an alternative to traditional methods of buying, holding, and selling Emerson common stock. The Plan is not sponsored or administered by Emerson. For further information and an authorization form, contact the Registrar and Transfer Agent.

Direct Deposit of Dividends

Stockholders may elect to have dividends electronically deposited into a checking or savings account at a bank, savings and loan institution, or credit union. For details, contact the Registrar and Transfer Agent.

Low-Cost Investment Plan

Investors may also purchase their initial shares of Emerson stock through BetterInvesting's Low-Cost Investment Plan.
For details contact:

BetterInvesting (former NAIC)
711 W. Thirteen Mile Rd.
Madison Heights, MI 48071
Toll-Free Telephone: (877) 275-6242 Ext. 331

Annual Meeting

The annual meeting of stockholders will be held at 10 a.m., Tuesday, February 7, 2006, in Emerson's World Headquarters Building, 8000 W. Florissant Ave., St. Louis, Missouri. Notice of the meeting, proxy statement, and proxy were sent to stockholders with this annual report.

10-K Report

A copy of the Company's 2005 Annual Report filed with the Securities and Exchange Commission on Form 10-K is available to stockholders without charge. To obtain a copy, please contact the Investor Relations Department. The Company's chief executive officer and chief financial officer have furnished the certifications required with the Form 10-K.

CEO and CFO Certifications

As required by the New York Stock Exchange ("NYSE") listing rules, the Company timely filed its Annual CEO Certification with the NYSE. The Company also filed the CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act as exhibits to its 2005 Annual Report on Form 10-K.

Reconciliation of Non-GAAP Financial Measures

(dollars in millions except per share amounts)	*2005 Reported*	*Tax Impact[1]*	*Excl. Tax Impact (Non-GAAP)*
Earnings per Share:			
Earnings before income taxes	$ 2,149		2,149
Income taxes	$ 727	(63)	664
Effective tax rate	33.8%		30.9%
Net earnings	$ 1,422	63	1,485
Diluted earnings per common share	$ 3.40	0.15	3.55
Return on Total Capital:			
Net Operating Profit After Tax	$ 1,561	63	1,624
Average Operating Capital	$10,074	32	10,106
Return on Total Capital	15.5%		16.1%

[1]Tax expense relating to repatriation of foreign earnings under the American Jobs Creation Act.

	2004	*2005*	*Change*
Fiscal Year Cash Flow:			
Operating Cash Flow	$2,216	2,187	(1%)
Capital Expenditures	$ 400	518	
Free Cash Flow (Non-GAAP)	$1,816	1,669	(8%)

Internet Access

Corporate news releases, Forms 10-K, 10-Q, and 8-K, the annual report, and other information about the Company are available through Emerson's Web site on the Internet. It may be accessed as follows: **http://www.gotoemerson.com**

Duplicate Mailings

When stockholders own shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the annual report. To eliminate multiple copies, write to the Registrar and Transfer Agent.

Environmental Programs

Information on Emerson's environmental programs may be obtained by contacting:
Environmental Affairs Department, Station 3800
Emerson
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136-8506

Safe Harbor Statement

This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson's operations, future results, and prospects. These forward-looking statements are based on current expectations, are subject to risk and uncertainties, and Emerson undertakes no obligation to update any such statement to reflect later developments. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political, and technological factors, among others, changes of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (i) current and future business environment, including interest rates and capital and consumer spending; (ii) potential volatility of the end markets served; (iii) competitive factors and competitor responses to Emerson initiatives; (iv) development and market introduction of anticipated new products; (v) availability of raw materials and purchased components; (vi) government laws and regulations, including taxes; (vii) outcome of pending and future litigation, including environmental compliance; (viii) stable governments and business conditions in emerging economies; (ix) penetration of emerging economies; (x) favorable environment for acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (xi) integration of acquisitions; (xii) favorable access to capital markets; and (xiii) execution of cost-reduction efforts.

Emerson

World Headquarters

8000 W. Florissant Ave.

P.O. Box 4100

St. Louis, MO 63136

www.gotoemerson.com